

what is a community bank?

CitizensFirst Bancorp, Inc.

what is a community bank?

com mu'ni ty bank *(n.)* 1. A financial institution delivering uncompromising customer service and satisfaction on a personal level. 2. A community bank views its customers as neighbors and plays an active, positive role in the fabric of the markets it serves. 3. Community banks, true to their mission, enjoy a competitive advantage, focusing on strong long-term returns to investors. 4. A full-service community bank offers a comprehensive range of financial products supported by state-of-the-art technology. 5. A community bank hires, invests in and retains dedicated employees* rewarded for performance.

ON THE COVER:

*One defining characteristic of a great community bank is great people. Many of ours are pictured on the cover.

Citizens First Bancorp, Inc. offers full-service banking, including a broad range of personal, business, commercial, mortgage, asset management, trust and investment products and services. With more than $1 billion in assets, 275 employees and 16 banking locations, Citizens First provides financial services to customers in the southeast Michigan counties of St. Clair, Sanilac, Huron, Lapeer, Macomb and Tuscola. Focused on solid, strategic growth, our pledge is to be:

First

In the minds of our customers

In the value of our products

In the quality of our service

In the fabric of our communities

In the reward of our employees

In the performance of our peers

Selected Financial Data

	December 31, 2003	December 31, 2002	March 31, 2002	March 31, 2001	March 31, 2000
(Dollars in thousands)					
SELECTED CONSOLIDATED FINANCIAL DATA:					
Total assets	$1,094,260	$1,000,184	$946,356	$855,866	$741,570
Cash and cash equivalents	33,647	40,356	57,926	53,618	45,182
Loans, net	929,201	819,136	735,564	672,449	568,503
Securities available-for-sale	79,672	100,382	118,547	96,053	99,407
Deposits	748,531	671,830	634,014	581,281	601,008
FHLB advances	172,534	173,003	151,415	114,931	70,502
Total equity	158,187	148,155	151,440	149,721	63,259
Real estate owned, net	443	353	953	282	80
Total nonperforming assets	4,358	2,767	2,746	2,029	1,326

	Year Ended December 31,	Nine Months Ended December 31,	Year Ended March 31,		
	2003	2002	2002	2001	2000
Total interest income	$60,415	$46,954	$66,347	$60,517	$51,928
Total interest expense	23,307	20,129	30,691	34,112	27,063
Net interest income	37,108	26,825	35,656	26,405	24,865
Provision for loan losses	1,440	892	996	780	(483)
Net interest income after provision for loan losses	35,668	25,933	34,660	25,625	25,348
Noninterest income:					
Net gain (loss) on sale of securities	(46)	108	—	89	—
Other	10,353	5,655	4,079	3,179	(314)
Noninterest expense	27,399	17,670	22,773	24,742	16,248
Income before income taxes	18,576	14,026	15,966	4,151	8,786
Income taxes	6,255	4,842	5,418	965	2,880
Net income	$12,321	$ 9,184	$10,548	$ 3,186	$ 5,906

Asset Growth Rate



14.84%
15.41%
10.57%
7.58%
9.41%
11.21%
2000
2001
Year Ended March 31
2002
2002
Nine Months Ended December 31
2003
Year Ended December 31
5-YEAR

Return on Average Assets



0.85%
0.39%
1.16%
1.21%
1.15%
0.90%
2000
2001
Year Ended March 31
2002
2002
Nine Months Ended December 31
2003
Year Ended December 31
5-YEAR

	Year Ended December 31,	Nine Months Ended December 31,	Year Ended March 31,		
	2003	2002	2002	2001	2000
PERFORMANCE RATIOS:					
Average yield on interest-earning assets	5.96%	6.52%	7.49%	7.78%	7.97%
Average rate paid on interest-bearing liabilities	2.78	3.38	4.22	4.77	4.44
Average interest rate spread	3.18	3.14	3.27	3.01	3.53
Net interest margin	3.66	3.77	4.02	3.40	3.82
Ratio of interest-earning assets to interest-bearing liabilities	121.04	119.65	121.71	108.68	106.90
Net interest income after provision for loan losses to noninterest expense	130.18	146.76	152.20	103.57	156.01
Noninterest expense as a percent of average assets	2.57	2.44	2.54	3.04	2.35
Basic per share earnings	1.58	1.14	1.23	N/A	N/A
Diluted per share earnings	1.57	1.14	1.23	N/A	N/A
Dividends per share	0.34	0.24	0.16	N/A	N/A
Return on average assets	1.15	1.26	1.16	0.39	0.85
Return on average equity	8.06	8.25	7.00	4.15	9.35
Ratio of average equity to average assets	14.32	15.24	16.49	9.42	9.11

	December 31,	December 31,	March 31,	March 31,	March 31,
	2003	2002	2002	2001	2000
(Dollars in thousands)					
REGULATORY CAPITAL RATIOS:					
Leverage capital ratio	11.80%	12.10%	16.40%	16.70%	8.50%
Risk-based capital ratio	15.80	19.50	22.00	24.40	13.10
ASSET QUALITY RATIOS:					
Nonperforming loans as a percent of total loans	0.47	0.29	0.24	0.26	0.22
Nonperforming assets as a percent of total assets	0.40	0.28	0.29	0.21	0.18
Allowance for loan losses as a percent of total loans	1.24	1.33	1.47	1.58	1.80
Allowance for loan losses as a percent of nonperforming loans	305.30	462.50	614.61	598.40	839.57
Net loans charged-off to average loans	0.10	0.10	0.11	0.06	0.04

Note: The data for the fiscal year ended March 31, 2001 is not comparable to the data for the other periods. In particular, in the fiscal year ended March 31, 2001, the Company made a one-time charitable contribution in the amount of $7.1 million to the Citizens Charitable Foundation. Excluding this contribution and the related tax deduction, net income for that fiscal year would have been $7.8 million, rather than $3.2 million as shown in the table. For more information, see "Comparison of Operating Results for the Fiscal Years Ended March 31, 2002 and March 31, 2001" included in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Report. In addition, the company changed its fiscal year end from March 31 to December 31, effective December 31, 2002.

To our shareholders:

What distinguishes a full-service "community bank" from any other financial institution? Are there competitive advantages for customers, communities and shareholders to being associated with a true community bank?

We believe there are. And what's more important, our customers and communities see real value in the relationships and trust we have built together. They tell us that what makes Citizens First a community bank is our ability to consistently exceed their expectations, while fostering economic growth and improving the quality of life in their communities. That is also why we are confident in our ability to grow and build long-term shareholder value.

The internal and external growth of our business will continue to come from three areas: The strengthening of our existing programs and relationships; development of new services and branches within our market area; and expansion beyond our traditional service area, including the strategic acquisition of compatible, complementary financial institutions.

Our achievements and performance in 2003 demonstrated all three avenues of growth. For the year ended December 31, 2003, total assets increased 9.4 percent to $1.09 billion, with net income climbing from $11.86 million to $12.32 million. Earnings per share were $1.58, an increase of 8.2 percent. In 2003 our total return to shareholders – stock price appreciation and dividends – was 10 percent.

In 2003, we completed a major two-year technology overhaul, dramatically updating our computer software and equipment. Now we have these powerful new tools to greatly improve capabilities and efficiencies in critical areas of our business ranging from customer service and telephone banking to operations and financial reporting. Our customers are beginning to enjoy the benefits of these enhancements.

In the second quarter of 2003 we announced a definitive agreement to acquire Metro Bancorp, Inc. and its subsidiary, Metrobank. We completed the transaction in January 2004, and are excited about the prospects of this strategic expansion. Over the last 40 years, Metrobank has earned a reputation for outstanding community banking in the Farmington Hills area of Oakland County, Michigan, one of the five-wealthiest counties in America. With more that $147 million in assets and a service-oriented, high-integrity culture much like our own, Metrobank is an excellent addition to our banking family.



While we have begun to integrate the services of our Citizens First and Metrobank subsidiaries – taking full advantage of complementary strengths – we intend to operate Metrobank as a stand-alone franchise, nurturing its brand and building upon the trust it enjoys in the growing communities of northern Oakland County.

In the areas of finance and operations, we have committed significant time and effort to a comprehensive assessment of our internal controls. In accordance with Sarbanes-Oxley requirements, we are focusing on how we document, measure and test our internal controls. Operating our business with the highest levels of integrity has always been central to our culture. This commitment is demonstrated throughout our organization, from the structure of our corporate governance to the principles stated in our Code of Business Conduct. We take these guidelines very seriously, and I encourage you to visit the "Governance" section of our website, **www.cfsbank.com**, to learn more.

For more than six decades, our business has been built on the contributions and dedication of outstanding people. Throughout 2003 we invested time and resources in our "human capital," introducing enterprise-wide customer-service and sales-performance programs designed to strengthen the *Service First* culture that drives our success. We are continuing these important corporate initiatives well into the future.

While we continue to be a market leader in mortgages, traditional offerings and new products, the areas of commercial lending and trust services have shown outstanding growth. In 2001, commercial lending represented about 20 percent, or $167 million, of our total loan portfolio. At year-end 2003, commercial lending accounted for more than 37 percent, or $350 million, of our total loan portfolio – a 156 percent increase.

Over the last couple of years, homeowners took advantage of historically low interest rates. Changes in interest rates during this period caused a $4.5 million decline in interest income from loans, compressing margins. Coming out of this period of unprecedented mortgage refinancing activity, we will continue to look for new sources of income and operational efficiencies to produce the best returns.



Total Return Performance
$ 250
200
150
100
50
0
March 7, 2001
December 31, 2001
December 31, 2002
December 31, 2003
Citizens First Bancorp, Inc.
NASDAQ – Total US
SNL Midwest Thrift Index

As consolidation continues in the banking industry, superior customer service, responsiveness, trust and community leadership – the hallmarks of Citizens First – will increase in value. Prudent and careful expansion into new services and new markets holds the promise of continuing growth and profitability.

We are confident our best strategy is to stay focused on what we do best. For us, that's being an excellent full-service community bank – investing in our people, meeting the expanding needs of our customers, responding to new opportunities, making a positive difference in the communities we serve, and rewarding our shareholders.

On behalf of the Board of Directors and all my colleagues at Citizens First, I want to thank you for your support. Thanks to your confidence, the hard work of our employees and the loyalty of our customers, we have come a long way in the three years since our initial public offering. We will not be satisfied until there is only one answer to the question we ask in this annual report:

"What is a community bank?" Answer: **Citizens***First*

Marshall J. Campbell

Marshall J. Campbell
Chairman, President and Chief Executive Officer
Citizens First Bancorp, Inc.



what is a community bank?

"I would describe our relationship with Citizens First as a *true partnership.*"

Robert M. Bales *Chairman and CEO* | Huron Inc.

With two bustling manufacturing plants in the Port Huron area, Huron Inc. competes successfully in the fiercely competitive global automotive marketplace. The 61-year-old company – originally specializing in wheel nuts and fishing reel parts – is today one of the largest and most respected designers and producers of precision-machined components and assemblies for North America's Big Three auto makers and major Tier 1 suppliers.

"OUR CUSTOMERS can and do source products from anywhere in the world," said Huron Chairman and CEO Robert Bales. "In addition to delivering world-class quality, customer service and competitive pricing, we have to stay ahead in technology and workforce training. Citizens First really understands these needs and shares our commitment to excellence and growth.

IN A WORD, I would describe our relationship with Citizens First as a *true partnership.* They've got a genuine interest in the success of our business and the economic vitality of the Blue Water area, home to our 350 employees. That's what makes them a community bank. That's what makes them our bank.


HURON INC.

Robert Bales, chairman and CEO of Huron Inc., has been with the company for 32 years.

"Citizens First appreciated our history and believed in our future like only a community bank could."

Brent A. Earnshaw, PhD *President and CEO* | Dunn Paper

If you're in the specialty packaging business, you know the name Dunn. The company's customized grades of paper have been the industry standard for eight decades. Two hundred tons of paper are milled each day in Dunn's Port Huron facility and shipped to demanding customers all over the world. The familiar label on a bottle of Budweiser or a delightful California Chardonnay, your colorful bag of popcorn at the movies, the distinctive wrapper on a can of Pringles potato chips, and the paper used for high-tech bar coding are all created using made-to-order Dunn sheets.

THIS BUSINESS HAS COME A LONG WAY from the days we made wax paper for bakeries and base sheets for carbon paper forms," said Fred Lange, vice president, operations. "Packaging today is a critical element in the marketing of consumer products, and our customers are investing billions of dollars to stand out in an increasingly competitive marketplace. Our papers help them do that."

SEEING THIS MILL RUNNING 24/7, employing 190 highly skilled, motivated men and women is terrific," said Greg Howe, Dunn's vice president and CFO. "Just a few years ago, we were struggling to complete a management buyout of the company. It wouldn't have happened without Citizens First. They appreciated our history and believed in our future like only a community bank could. The Citizens First leadership team jumped in with a 'we can do it' attitude and formed an alliance with us to reaffirm our position of industry leadership."


DUNN
PAPER

Dunn Paper's Greg Howe, vice president & CFO; Fred Lange, vice president operations; and Brent Earnshaw, president & CEO.

Opposite page: Ron Pionk and his son, Ben, represent two generations of master Dunn printers.







what is a community bank?

"Citizens First is right here in the community, so they understand our needs and know our names. Yet, they have the capacity and sophistication to get things done and make our area a much better place."

Bernard E. Kuhn, Sr. *Chairman of the Board* | River District Hospital

In 1965 seven communities in St. Clair County came together to fund the development of a new community hospital. The aging 12-bed facility in downtown St. Clair was no longer sufficient to handle the health care needs of a growing region. Thanks to a successful public/private partnership, the 62-bed River District Hospital has been providing responsive medical services ever since. Citizens First's trust department administers the hospital's endowment funds.

"ONE OF THE THINGS THAT'S SPECIAL about being a community hospital is the ability of our physicians to truly know our patients," said Frank Poma, president. "At the same time, we're proud to be a part of the St. John Health System, which gives us access to the broadest possible array of medical specialties. That combination of close doctor/patient relationship and world-class resources results in optimal health care delivery."

"CITIZENS FIRST SHARES THAT PHILOSOPHY," said River District Hospital Chairman Bernard Kuhn, Sr. "Citizens First is right here in the community, so they understand our needs and know our names. Yet, they have the capacity and sophistication to get things done and make our area a much better place. That's what good community hospitals and good community banks are all about."



Frank Poma, president of River District Hospital; Citizens First trust officer Christine Newberry; and Bernard E. Kuhn, Sr., chairman of the River District Hospital Board.

"A great community bank, like a great professional services firm, is built on trust."

Linda Finnegan, CPA *Principal* | Austin, Niester, Beauchamp & Finnegan, PC

The public accounting firm of Austin, Niester, Beauchamp & Finnegan has provided personalized financial and strategic services to companies and individuals in the Blue Water area for more than 30 years. Throughout its history, the firm has demonstrated an extraordinary commitment to the community.

"THIS IS OUR HOME, and by sharing our time and talents with others in the community we help assure the highest quality of life for people living in this area," said Laura Schweihofer, a principal in the firm since 2002. "We also recognize that the personal involvement of our principals and staff builds trust, an essential element in our firm's success."

"LOOKING AT OUR PHILOSOPHY, we have a lot in common with Citizens First," said Linda Finnegan, who became a principal in 2001. "They're our bank because we trust them and know they share our passion for customer service, integrity and service to this community. A great community bank, like a great professional services firm, is built on trust. And that can only be earned over time, client by client, person by person."

Linda Finnegan, CPA and Laura Schweihofer, CPA have a combined 20 years of service with Austin, Niester, Beauchamp & Finnegan, PC.



what is a community bank?

Public Sector



Baker College of Port Huron

"Being a positive part of the fabric of a community – that's what makes the difference in education and banking."

Dr. Gary L. Sullenger
President, Baker College of Port Huron

Since classes were first held on the Port Huron campus of Baker College in 1990, enrollment has steadily increased from 200 to nearly 1,500. Citizens First's commercial lending and mortgage professionals have been important partners in the college's growth. "Like the college itself, Citizens First believes in the people and businesses here," said Gary Sullenger, president. "We're both committed to creating opportunities for success in the Blue Water area."

St. Clair County Intermediate School District

"Why do I have confidence in a community bank? I like knowing that decisions at Citizens First are being made right here, not seven states away."

Dan L. DeGrow
Superintendent, St. Clair County Intermediate School District

A customer of Citizens First since April 2003, the St. Clair County Intermediate School District oversees the operations of seven school districts with 29,000 students. In addition to serving the ISD's banking needs, Citizens First has supported the system's vocational training programs with donations of computers and other essential instructional equipment.





St. Clair County Community College

"By supporting educational institutions like SC4, Citizens First invests in the future of our community and its people. That helps assure a brighter future for the bank, as well."

Dr. Rose B. Bellanca
President, St. Clair County Community College

Better known as SC4, St. Clair County Community College plays an essential role in preparing the Thumb region's workforce for today and tomorrow. Citizens First provides a broad range of banking services to the college, and a lot more. Customized workplace training programs developed to assist individuals and businesses are offered in the Citizens First Michigan Technical Education Center, a state-of-the-art instructional facility.

City of Marysville

"Developing strong relationships is central to good public service and it's one of the things that distinguishes a good community bank."

Jack M. Schumacher
City Manager, City of Marysville

Citizens First is proud to provide business banking services to the City of Marysville, along with mortgage and other services to the city's employees and residents. And the relationship goes well beyond business. To promote public safety, the Marysville Fire Department has developed an effective public school fire and burn prevention program with the assistance of Citizens First.


MARYSVILLE

Marysville Fire Chief Tom Konik with City Manager Jack Schumacher.

Community Investments

YMCA of the Blue Water Area

"What makes a community bank so special are community people. The people who work at Citizens First are interested and involved in our community. They live here and demonstrate their commitment to our future every day."

Julie Ann Moak
Executive Director, YMCA of the Blue Water Area

Built in 1957, the outdated YMCA on Fort Street in Port Huron is bursting at the seams. In addition to their traditional recreational and health programs, the YMCA is the largest provider of daycare services in St. Clair County. Recognizing the organization's unique contributions to the area's young people and families, Citizens First is helping to lead the campaign for a new state-of-the-art facility scheduled to open in fall 2006.

YMCA Executive Director Julie Ann Moak with William G. Oldford, Citizens First vice president and senior trust officer.


YMCA


The
Community House
Made possible by gifts from
THE COMMUNITY FOUNDATION
OF ST. CLAIR COUNTY
CITIZENS FIRST
SAVINGS BANK
Owned and Operated by
The Economic Opportunity Committee

Renaissance Zone Community House

"We understand that great communities are built one block, one person, one opportunity at a time. Citizens First Bank – a community bank – approaches its business the same way."

Randy Maiers
President. The Community Foundation of St. Clair County

The recently refurbished duplex across the street from Woodrow Wilson Elementary School in Port Huron stands as a proud symbol of hope and progress. Developed by the Community Foundation of St. Clair County with support from Citizens First, the welcoming home serves as a temporary residence for families waiting to move into permanent homes within a privately funded 10-block Renaissance Zone.

financial review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL. Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes contained in this Annual Report to Stockholders.

FORWARD-LOOKING STATEMENTS. The Company or the Bank may from time to time make written or oral "forward-looking statements." These forward-looking statements may be contained in this Annual Report to Stockholders, in the Company's Form 10-K filed with the Securities and Exchange Commission (the "SEC"), in other filings with the SEC and in other communications by the Company and the Bank, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, including revenue creation, lending origination, operating efficiencies, loan sales, charge-offs, loan loss allowances and provisions, growth opportunities, interest rates, acquisition and divestiture opportunities, capital and other expenditures and synergies, efficiencies, cost savings and funding and other advantages expected to be realized from various activities. The words, "may," "could," "should," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," "project," "predict," "continue," and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include statements with respect to the Company's beliefs, plans, strategies, objectives, goals, expectations, anticipations, estimates or intentions that are subject to significant risks or uncertainties or that are based on certain assumptions. Future results and the actual effect of plans and strategies are inherently uncertain, and actual results could differ materially from those anticipated in the forward-looking statements, depending upon various important factors, risks or uncertainties. The following factors, many of which are subject to change based on various other factors, including factors beyond the Company's control, and other factors, including others discussed in this Annual Report to Stockholders, in the Company's Form 10-K, other factors identified in the Company's other filings with the SEC, as well as other factors identified by management from time to time, could have a material adverse effect on the Company, the Bank and their subsidiaries and their operations or cause their financial performance to differ materially from the plans, objectives, expectations, estimates or intentions expressed in the Company's or the Bank's forward-looking statements:

- The strength of the United States economy in general and the strength of the local economies in which the Company and the Bank conduct operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company's assets.
- The economic impact of past and any future terrorist attacks, acts of war or threats of war and the response of the United States to any of these threats or attacks.
- The effects of, and changes in, federal, state and local laws, regulations, rules and policies including laws, regulations, rules and policies affecting taxes, banking, securities, insurance and monetary and financial matters.
- The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate and other policies of the Federal Reserve Board and policies of the United States Treasury.
- Inflation, interest rates, market and monetary fluctuations, including the effects of changes in the rate of prepayments of the Bank's assets.
- The quality or composition of the Bank's loan portfolio.
- Demand for loan products and services.
- Deposit flows.
- The ability of the Company and the Bank to compete with other financial institutions due to increases in competitive pressures in the financial services sector.
- The ability of the Company to obtain new customers and to retain existing customers.

- The timely development of, and acceptance of, products and services of the Company and the Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services.
- The willingness of users to substitute competitors' products and services for the Company's and the Bank's products and services.
- The Company's and the Bank's success in gaining regulatory approval of their products and services, when required.
- The impact of technological changes implemented by the Company and the Bank and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers. In this regard, in October 2002, Citizens First entered into an agreement with Fiserv Solutions, Inc. ("Fiserv") relating to Fiserv's ITI software package. Citizens First believes that the Fiserv ITI software package, together with upgrades to the Bank's PCs and data line connectivity, should provide it with significant processing improvements that it believes will allow enhanced customer service and efficiencies within the Bank.
- The ability of the Company to develop and maintain secure and reliable electronic systems.
- The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner.
- Consumer spending and saving habits which may change in a manner that adversely affects the Company's business.
- Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.
- Unanticipated litigation or disputes and the costs, effects and outcomes of existing or future litigation or disputes.
- The effects of, and changes in, accounting principles, guidelines, policies and practices, as may be adopted by state and federal regulatory agencies and various accounting rulemakers.
- The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

This list of important factors is not exclusive. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on these statements. Neither the Company nor the Bank undertakes – and each specifically disclaims any obligation – to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank or to release publicly the result of any revisions that may be made to any forward-looking statements, including revisions to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

OPERATING STRATEGY. Citizens First is a community-oriented financial institution, offering a wide range of deposit and loan products to its customers. In recent years, Citizens First's strategy has been one of controlled balance sheet growth and broader diversification of its loan products and loan portfolio. In recent years, Citizens First has emphasized originating residential mortgage loans, commercial and multi-family real estate loans, construction loans, commercial loans, automobile loans, home equity loans and lines of credit and a variety of consumer loans. It has also emphasized increasing sources of noninterest income.

CRITICAL ACCOUNTING POLICIES

Management has established various accounting policies that govern how accounting principles generally accepted in the United States of America are used to prepare the Company's financial statements. The Company's significant accounting policies are described in the Notes to the Consolidated Financial Statements of this Annual Report to Stockholders. Certain accounting policies require management to make estimates and assumptions about matters that are highly uncertain and as to which different estimates and assumptions would have a material impact on the carrying value of certain of the Company's assets and liabilities, on the Company's net income and on the Company's overall financial condition and results of operations. The estimates and assumptions management uses are based on historical experience and other factors, which management believes to be reasonable under the circumstances. Actual results could differ significantly as a result of these estimates and assumptions. Management believes that the Company's "critical accounting policies" relate to the Bank's allowance for loan losses and its valuation of its mortgage servicing rights. These policies are described in more detail below.

ALLOWANCE FOR LOAN LOSSES. Citizens First recognizes that losses will be experienced from originating loans and that the risk of loss will vary with, among other factors, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. To reflect the perceived risk associated with the Bank's loan portfolio, the Bank maintains an allowance for loan losses to absorb potential losses from loans in its loan portfolio. As losses are estimated to have occurred, management establishes a provision for loan losses, which is then charged directly against earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses represents management's estimate of probable losses based on information as of the date of the financial statements. Management evaluates whether the Bank's loan loss allowance is adequate at least quarterly by assessing the expected losses inherent in its loan portfolio. Management first reviews perceived higher risk loans, such as commercial and multi-family real estate loans and loans with significant balances, and establishes an allowance for those loans. Second, management reviews loans that have deteriorated below certain levels of credit risk, including impaired, or likely uncollectible loans, and loans that have been classified as "watch list" loans, and attributes a specified loan loss allowance to these reviewed loans. For additional information regarding how management determines whether a loan is impaired, or likely uncollectible, see Note 1 to the Company's Consolidated Financial Statements. Third, an appropriate level of loan loss is then determined for the remaining balance of the loan portfolio by applying varying loan loss factors. Management then analyzes whether the combined loan loss allowance is adequate by considering other factors that may have an impact on the performance of the loan portfolio, such as trends in real estate and collateral values, and adjusts the overall loan loss allowance.

No assurances can be given that Citizens First's level of allowance for loan losses will be sufficient to cover future loan losses incurred by Citizens First or that future adjustments to the allowance for loan losses will be unnecessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. Nevertheless, management believes that, based on information currently available, Citizens First's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time. In addition, it is uncertain whether various regulatory agencies, as an integral part of their examination process and in reviewing Citizens First's loan portfolio, will request that Citizens First adjust its allowance for loan losses. Citizens First believes, however, that it has established its existing loan loss allowance in conformity with generally accepted accounting principles. These agencies could, nevertheless, require Citizens First to adjust its allowance for loan losses based upon judgments of the agencies that are different from the judgments of management.

In the last few years, although the percentage of the loan loss allowance to total loans has decreased, the Bank has increased the total amount of its allowance for loan losses to a level that it believes is consistent with that of other comparable financial institutions. Because the estimates and assumptions underlying Citizens First's allowance for loan losses are inherently uncertain, different estimates and assumptions could require a material adjustment in the allowance for loan losses. Any material adjustment in the allowance for loan losses could have a material effect on Citizens First's net income and results of operations.

VALUATION OF MORTGAGE SERVICING RIGHTS. The Bank routinely sells its originated residential mortgage loans to investors, mainly Freddie Mac. Although Citizens First sells the mortgage loans, it frequently retains the servicing rights, or the rights to collect payments and otherwise service these loans, for an administrative or servicing fee. The mortgage loans that the Bank services for others are not included as assets in the Company's consolidated balance sheet. Loans serviced for others were approximately $478.0 million and $322.0 million at December 31, 2003 and December 31, 2002, respectively.

Citizens First's mortgage servicing rights relating to loans serviced for others represent an asset of the Bank. This asset is initially capitalized and included in other assets on the Company's consolidated balance sheet. The mortgage servicing rights are then amortized against noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage servicing rights. There are a number of factors, however, that can affect the ultimate value of the mortgage servicing rights to the Bank, including the estimated prepayment speed of the loan and the discount rate used to present value the mortgage servicing rights. For example, if the mortgage loan is prepaid, the Bank will receive fewer servicing fees, meaning that the present value of the mortgage servicing rights is less than the carrying value of those rights on the Bank's balance sheet. Therefore, in an attempt to reflect an accurate expected value to the Bank of the mortgage servicing rights, the Bank receives a valuation of its mortgage servicing rights from an independent third party. The independent third party's valuation of the mortgage servicing rights is based on relevant characteristics of the Bank's loan servicing portfolio, such as loan terms, interest rates and recent prepayment experience, as well as current market interest rate levels, market forecasts and other economic conditions. Based upon the independent third party's valuation of the Bank's mortgage servicing rights, management then establishes a valuation allowance to quantify the likely impairment of the value of the mortgage servicing rights to the Bank. The estimates of prepayment speeds and discount rates are inherently uncertain, and different estimates could have a material impact on the Company's net income and results of operations. The valuation allowance is evaluated and adjusted quarterly by management to reflect changes in the fair value of the underlying mortgage servicing rights based on market conditions.

The balances of the Bank's capitalized mortgage servicing rights, net of valuation allowance, included in the Company's other assets at December 31, 2003 and December 31, 2002 were $3,820,000 and $1,939,000, respectively. These balances approximate the fair value of the Bank's mortgage servicing rights at these dates. The fair values of the Bank's mortgage servicing rights were determined using annual constant prepayment speeds of 13.46% and 33.93% and discount rates of 7.25% and 7.02% at December 31, 2003 and December 31, 2002, respectively. (Constant prepayment speeds are a statistical measure of the historical or expected prepayment of principal on a mortgage.) For further discussion of the Bank's valuation allowance and valuation of mortgage servicing rights, including a table setting forth the valuation allowances established by management with regard to the Bank's mortgage servicing rights for the previous three periods, see Note 6 to the Company's Consolidated Financial Statements. As can be seen in that table, prepayments have decreased and discount rates have increased over the past twelve months. As a result of the combined effect of these conditions, the expected value of the Bank's mortgage servicing rights has increased and management has, accordingly, decreased its valuation allowance for the Bank's mortgage servicing rights.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2003 AND 2002

TOTAL ASSETS. Total assets increased $94.1 million, or 9.4%, to $1.1 billion at December 31, 2003 from $1.0 billion at December 31, 2002, primarily due to:

- a $110.1 million, or 13.4%, increase in loans, which is explained in more detail below,
- a $8.3 million, or 55.2%, increase in net premises and equipment, due to the purchase and remodeling of the Bank's new Wadhams office, additional capital improvements as a result of remodeling our other Bank branches and the acquisition of additional land in the Bank's market area,
- a $427,000, or 27.4%, increase in loans held for sale, due to differences in timing of loan sales,
- a $236,000, or 2.6%, increase in Federal Home Loan Bank stock, due to increased borrowings from the Federal Home Loan Bank of Indianapolis, which, in turn, required an increased investment in Federal Home Loan Bank stock, and
- a $2.5 million, or 17.1%, increase in accrued interest and other assets.

The increases in assets described above were partially offset by the following decreases in assets at December 31, 2003, as compared to assets at December 31, 2002:

- a $20.7 million, or 20.6%, net decrease in securities available for sale, consisting primarily of:
  - a $2.8 million decrease in United States government agency securities, and
  - a $16.5 million decrease in corporate securities, partially offset by a $3.6 million increase in municipal bonds, and

- a $6.7 million, or 16.5%, decrease in cash and cash equivalents primarily due to:
  - a $28.4 million decrease in interest bearing deposits in other depository institutions partially offset by,
  - a $19.5 million increase in cash and due from other depository institutions, and
  - a $2.2 million increase in Federal Funds sold.

The net decrease in securities available for sale was primarily due to the sale of securities to fund loan growth. Similarly, the decrease in interest bearing deposits in other depository institutions was mainly to fund loan growth. Citizens First's net loans to assets ratio at December 31, 2003 was 84.9% compared to 81.9% at December 31, 2002, as a result of the $110.1 million increase in loans referred to above. The increase in loans was a result of Citizens First's operating strategy of controlled balance sheet growth and consisted primarily of:

- a $61.7 million, or 34.4%, increase in commercial real estate loans to $241.1 million,
- a $47.4 million, or 78.6%, increase in commercial loans to $107.7 million,
- a $3.2 million, or 14.5%, increase in construction loans to $25.0 million,
- a $12.6 million, or 17.4%, increase in home equity loans and lines of credit to $85.4 million, and
- a $16.7 million, or a 78.8%, increase in other consumer loans to $37.9 million.

The increase in commercial and commercial real estate loans was primarily due to the development of new business relationships and growth of existing clients. The increase in other consumer loans was a result of ongoing efforts to emphasize growth in shorter term commercial and consumer loan products. These loan increases were partially offset by the following decreases in loans at December 31, 2003, as compared to December 31, 2002:

- a $2.0 million, or 3.3%, decrease in vehicle loans to $59.4 million, and
- a $28.4 million, or 6.9%, decrease in one- to four-family mortgage loans to $386.5 million, due to an increased number of sales of loans to third parties.

TOTAL LIABILITIES. Total liabilities increased $84.0 million, or 9.9%, from $852.0 million at December 31, 2002 to $936.0 million at December 31, 2003. The increase was primarily due to the following:

- a $76.7 million, or 11.4%, increase in deposits from $671.8 million at December 31, 2002 to $748.5 million at December 31, 2003, and
- a $7.8 million, or 108.6%, increase in accrued interest and other liabilities, due to a $9.0 million increase in federal funds borrowed.

These increases in liabilities were partially offset by:

- a $469,000, or 0.3%, decrease in Federal Home Loan Bank advances from $173.0 million at December 31, 2002 to $172.5 million at December 31, 2003 as a result of principal payments.

The overall increase in deposits was primarily invested in loans. The increases in deposits were a result of Citizens First's operating strategy of controlled balance sheet growth along with a greater emphasis on building relationships with new and existing customers. The $76.7 million net increase in deposits at December 31, 2003 compared to December 31, 2002 was comprised of the following components:

- an increase in noninterest bearing deposits of $28.8 million, or 127.1%,
- a decrease in NOW checking accounts of $24.0 million, or 24.7%,
- an increase in passbook and savings deposits of $7.9 million, or 10.2%,
- an increase in money market deposit accounts of $78.0 million, or 38.6%, and
- a decrease in certificates of deposit of $14.0 million, or 5.2%, as a result of low market rates, as discussed below.

The increase in the money market deposit accounts was primarily due to lower overall rates in short-term accounts and certificates of deposit and to growth in business deposit accounts, which resulted primarily from historically low interest rates that have encouraged customers to move away from longer term, lower fixed rate, certificates of deposit to more liquid money market type accounts and our ongoing effort to attract and retain deposit relationships with businesses throughout our market area.

QUALITY OF ASSETS. Non-performing loans were 0.35% of total assets at December 31, 2003, compared to 0.24% at December 31, 2002. Non-performing loans increased $1.4 million, or 56.0%, to $3.8 million at December 31, 2003 from $2.4 million at December 31, 2002. This increase in non-performing loans was primarily due to a $1.4 million increase in non-performing real estate loans and a $230,000 increase in non-performing consumer loans as a result of poorer general economic conditions, offset by a $270,000 decrease in non-performing commercial loans. Non-performing assets, which includes not only non-performing loans, but also real estate owned by the Bank after foreclosure, increased $1.4 million to $4.2 million, or 0.38%, of total assets at December 31, 2003, as compared to $2.8 million, or 0.28%, of total assets at December 31, 2002. This increase in non-performing assets was due to the increase in non-performing loans described above along with a nominal $90,000 increase in other real estate owned. The allowance for loan losses was $11.6 million at December 31, 2003 and $11.1 million at December 31, 2002, or 1.24% of total loans and 305.3% of non-performing loans at December 31, 2003, as compared to 1.33% of total loans and 462.5% of non-performing loans at December 31, 2002. The Company's allowance for loan losses is a critical accounting policy that involves estimates and assumptions about matters that are highly uncertain. Use of a different amount for the allowance could have a material impact on the Company's financial statements. For more information on how the amount of this allowance is determined, please see the caption "Critical Accounting Policies" in this section "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STOCKHOLDERS' EQUITY. Stockholders' equity increased $10.0 million from $148.2 million at December 31, 2002 to $158.2 million, as a result of the addition of net income of $12.3 million and a $1.1 million increase due to the allocation of ESOP shares, a $291,000 increase in accumulated other comprehensive income from the unrealized gains or losses on securities and a $464,000 increase in deferred compensation which represents deferred fees owed to members of the Board of Directors. These increases were offset by a $1.4 million increase in treasury shares and dividends of $2.7 million.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

The Company changed its fiscal year so that its fiscal year now ends on December 31st, rather than on March 31st. As a result, the Company has filed with the SEC a transition report on Form 10-K for the nine months ended December 31, 2002, and audited financial statements as of and for the nine months ended December 31, 2002 are included with the Company's audited Consolidated Financial Statements. To facilitate understanding the Company's results of operations for the twelve months ended December 31, 2003, however, the following table sets forth the Company's audited results of operations for the twelve months ended December 31, 2003 and the Company's unaudited results of operations for the twelve months ended December 31, 2002:

	Year Ended December 31, 2003	Year Ended December 31, 2002
INTEREST INCOME		(unaudited)
Loans, including fees	$56,016	$56,240
Federal funds sold and interest-bearing deposits	325	348
Securities:		
Tax-exempt	485	495
Taxable	3,589	5,565
Total interest income	60,415	62,648
INTEREST EXPENSE		
Deposits	13,996	17,739
Federal Home Loan Bank advances	9,311	9,130
Total interest expense	23,307	26,869
NET INTEREST INCOME	37,108	35,779
PROVISION FOR LOAN LOSSES	1,440	1,141
NET INTEREST INCOME, after provision for loan losses	35,668	34,638
NONINTEREST INCOME		
Service charges and other fees	3,113	3,318
Loan servicing fees	1,090	587
Mortgage banking activities	4,961	2,264
Gain (Loss) on sale of investment securities	(46)	108
Other	1,189	721
Total noninterest income	10,307	6,998
NONINTEREST EXPENSES		
Compensation and employee benefits	13,322	11,179
Office occupancy and equipment	4,237	3,372
Advertising and business promotion	1,228	804
Stationery, printing and supplies	859	1,571
Data processing	487	392
Deposit statement preparation and collections	689	751
Professional fees	1,418	1,213
Appraisal fees	916	861
Other	4,243	3,430
Total noninterest expenses	27,399	23,573
INCOME – Before federal income tax expense	18,576	18,063
Federal income tax expense	6,255	6,204
NET INCOME	$12,321	$11,859
BASIC EARNINGS PER COMMON SHARE	$ 1.58	$ 1.46
DILUTED EARNINGS PER COMMON SHARE	$ 1.57	$ 1.46

NET INCOME. Net income increased $462,000, or 3.9%, for the year ended December 31, 2003 to $12.3 million as compared to $11.9 million for the year ended December 31, 2002, resulting in net earnings of $1.58 per basic share. The increase in net income for the year was primarily due to a $1.3 million, or 3.7%, increase in net interest income (discussed below) and to a $3.3 million, or 47.3%, increase in noninterest income, partially offset by a $3.8 million, or 16.2%, increase in noninterest expenses, which was primarily due to a $2.1 million, or 19.2%

increase in compensation and employee benefits, a $865,000, or 25.7%, increase in occupancy expenses and a $205,000, or 16.9%, increase in professional fees, a $813,000, or 23.7%, increase in other noninterest expenses along with a $424,000, or 52.7%, increase in advertising. Contributing to the increase in noninterest income were a $2.7 million, or 119.1%, increase in income from mortgage banking activities, a $503,000, or 85.7%, increase in loan servicing fees and a $468,000, or 64.9%, increase in other noninterest income. These increases are explained in more detail below.

NET INTEREST INCOME. Net interest income, before provision for loan loss, increased by $1.3 million to $37.1 million for the year ended December 31, 2003, from $35.8 million for the year ended December 31, 2002. The increase in net interest income, before provision for loan loss, consisted primarily of:

- a $2.2 million, or 3.6%, decrease in total interest income to $60.4 million for the year ended December 31, 2003, from $62.6 million for the year ended December 31, 2002, which is explained in detail below, offset by,
- a $3.6 million, or 13.3%, decrease in total interest expense to $23.3 million for the year ended December 31, 2003, from $26.9 million for the year ended December 31, 2002, which is explained in detail below.

The $2.2 million decrease in total interest income for the year ended December 31, 2003, compared to the year ended December 31, 2002, was comprised primarily of a $2.0 million, or 35.5%, decrease in interest income on taxable securities, primarily due to a 167 basis point reduction in the average yield on securities offset by a $15.8 million increase in the average balance.

Average interest earning assets increased $53.2 million primarily due to a $61.5 million, or 7.6%, increase in the average balance of loans, which occurred as a result of the growth in deposits and the decrease in cash and cash equivalents.

The $3.6 million decrease in total interest expense for the year ended December 31, 2003, compared to the year ended December 31, 2002, was comprised primarily of a $3.7 million, or 21.1%, aggregate decrease in interest expense on savings, NOW, MMDA and certificates of deposit accounts.

Earning asset yields have declined by approximately 56 basis points over the last twelve months. Net interest margin continues to compress as existing loans refinance and new loans, mainly commercial and consumer, that are indexed to Prime are added to the portfolio. We believe that this compression could continue until such time as these indexes begin to rise. The possibility exists that rates on deposits could rise sooner than rates on loans further compressing net interest margin.

PROVISION FOR LOAN LOSSES. The provision for loan losses increased $299,000, or 26.2%, from $1.1 million for the year ended December 31, 2002 to $1.4 million for the year ended December 31, 2003. The increased provision for loan losses is the result of a $1.4 million increase in non-performing loans. As a result of the increase in non-performing loans and net charge-offs, management felt an increased provision was warranted. Despite the increased provision, the loan loss allowance as a percentage of total loans decreased from 1.33% at December 31, 2002 to 1.24% at December 31, 2003, and the allowance for loan losses as a percentage of non-performing loans decreased from 462.5% at December 31, 2002 to 305.3% at December 31, 2003, in each case primarily as a result of the significant increase in the size of the Bank's loan portfolio. Management considers its allowance for loan losses to be one of its critical accounting policies, meaning that in order to determine the allowance and provision for loan losses, management must make estimates and assumptions about matters that are highly uncertain and as to which different estimates and assumptions could have a material impact on the Company's net income and on the Company's overall financial condition and results of operations. For more information, see the caption "Critical Accounting Policies" in this section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NONINTEREST INCOME. Noninterest income increased by $3.3 million, or 47.3%, from $7.0 million for the year ended December 31, 2002 to $10.3 million for the year ended December 31, 2003. The increase was primarily due to the following changes between the year ended December 31, 2002 and the year ended December 31, 2003:

- a $2.7 million, or 119.1%, increase in mortgage banking activities, due to increased sales of fixed rate one- to four-family loans, which occurred as a result of an increased volume of refinancings. (The rights to service these loans and the income associated with those rights were retained by Citizens First.) The following factors contributed to the increased sale of loans from the year ended December 31, 2002 to the year ended December 31, 2003:

  During the year ended December 31, 2003, the Bank originated $443.7 million of one- to four-family residential mortgage loans, an increase of $96.6 million, or 27.8%, from $347.1 million of one-to four-family residential mortgage loans originated by the Bank for the year ended December 31, 2002.

  At December 31, 2003, the Bank had $2.0 million of one- to four-family residential mortgage loans held for sale, an increase of $427,000, or 27.4%, from $1.6 million of one-to four-family residential mortgage loans held for sale by the Bank at December 31, 2002,

- a $503,000, or 85.7%, increase in loan servicing fees due to the increase in loans sold with servicing retained, and
- a $468,000, or 64.9%, increase in other noninterest income, partially offset by,
- a $205,000, or 6.2%, decrease in service charges and other fees, and
- a $154,000, or 142.6%, decrease in gain on sale of securities.

As indicated above, much of the increase was due to the large number of refinancings and subsequent sales of long term, fixed-rate one- to four-family residential mortgage loans. Generally, many of the customers that could have refinanced their loan during the period have done so. We do not expect the number of refinancings and gains on sale that are included in line item "Mortgage Banking Activities" subsequent to those refinancings to repeat to the same extent in 2004. This possible reduction in noninterest income could have a significant impact on earnings in future quarterly periods and in the year ended December 31, 2004.

NONINTEREST EXPENSE. Noninterest expense increased $3.8 million, or 16.2%, to $27.4 million for the year ended December 31, 2003, from $23.6 million for the twelve months ended December 31, 2002, primarily due to the following:

- an increase of $2.1 million, or 19.2%, in compensation, payroll taxes and employee benefit expenses, due to an increase in commissions to lending personnel as a result of increased loan production volumes, increased benefit costs and a 13.0% increase in the number of employees,
- a $865,000, or 25.7%, increase in occupancy and equipment expense due partially to additional branches and disposal of abandoned assets.
- a $424,000, or 52.7%, increase in advertising and business promotion expense, due to increased advertising efforts by the Bank,
- a $813,000, or 23.7%, increase in other noninterest expenses.

These increases were partially offset by a $712,000, or 45.3%, decrease in stationery, printing and supplies.

We continue to renovate the interiors of many of the branch offices and we have begun to renovate the main office to make them more conducive to sales and service. This investment, along with other ongoing investments in training, is expected to increase office occupancy and other expenses in the near term.

INCOME TAXES. Federal income taxes for the year ended December 31, 2003 were $6.3 million, an increase of $51,000, or 0.8%, from $6.3 million for the year ended December 31, 2002. The effective tax rates for 2003 and 2002 were 33.7% and 34.3%, respectively.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED MARCH 31, 2002 AND 2001

NET INCOME. Net income increased $7.4 million, or 231.1%, for the fiscal year ended March 31, 2002 to $10.5 million resulting in net earnings of $1.23 per share. The increase in net income for the fiscal year was primarily due to a 35.0% increase in net interest margin and a $7.1 million contribution expense and an accompanying reduction to the tax provision of $2.4 million in the prior period due to the formation of Citizens First Foundation. Excluding the prior year contribution, net income for the fiscal year would have increased $2.7 million, or 34.5%, from $7.8 million to $10.5 million. Contributing to the increase was $811,000 or 24.8%, increase in non-interest income, primarily due to an increase in service charges and other fees.

NET INTEREST INCOME. Net interest income before provision for loan losses increased by $9.3 million, or 35.0%, to $35.7 million for 2002 from $26.4 million for 2001. Total interest income increased $5.8 million, or 9.6%, to $66.3 million for 2002 from $60.5 million for 2001. Interest income on loans increased $5.2 million primarily due to increases in the average balance in loans but was offset partially by a $3.4 million decrease in total interest expense due to lower average market rates. Interest earning assets increased $108.2 million primarily due to a $82.0 million, or 12.6%, increase in the average balance of loans, and a $34.2 million, or 38.1%, increase in the average balance of securities from funds invested as a result of the growth in deposits and the increase in Federal Home Loan bank advances.

Total interest expense decreased $3.4 million, or 10.0%, to $30.7 million for the fiscal year ended March 31, 2002 from $34.1 million for the fiscal year ended March 31, 2001 due to a 55 basis point reduction in overall market interest rates. This decrease was primarily the result of 11 interest rate reductions over the period. A $45.7 million, or 12.5%, decrease in the average balance of certificates of deposit combined with 74 basis point rate decrease contributed $4.9 million of the $5.8 million reduction to retail deposit expense. This was partially offset by a $2.4 million, or 42.1%, increase in interest expense on Federal Home Loan Bank advances to $8.1 million for 2002 from $5.7 million in 2001. The increase in interest expense on Federal Home Loan Bank advances was primarily due to a $40.3 million increase in the average balance of Federal Home Loan Bank advances, offset by lower market interest rates.

PROVISION FOR LOAN LOSSES. The provision for loan losses increased $216,000, or 27.7%, from $780,000 for fiscal 2001 to $996,000 for fiscal 2002. The addition to the allowance for loan losses for fiscal 2002 reflects management's determination to maintain the overall loan loss allowance in consideration of its applied methodology, the assessment of the composition of and trends in non-accruing loans, the current fiscal year increase in net charge-offs and the growth in the loan portfolio. Even though the increase in non-accruing one- to four-family loans was offset by the better than anticipated performance of commercial real estate, commercial and consumer loans, management felt the increased provision was warranted considering the increased growth of those types of loans, which, despite better than expected performance, bear a higher degree of risk than one- to four-family loans. Despite the increased provision, the loan loss allowance as a percentage of total loans decreased from 1.58% at March 31, 2001 to 1.47% at March 31, 2002. The allowance for loan losses as a percentage of nonperforming loans increased from 598.4% at March 31, 2001 to 614.6% at March 31, 2002.

Management considers its allowance for loan losses to be one of its critical accounting policies, meaning that in order to determine the allowance and provision for loan losses, management must make estimates and assumptions about matters that are highly uncertain and as to which different estimates and assumptions would have a material impact on the Company's net income and on the Company's overall financial condition and results of operations. For more information, see the caption "Critical Accounting Policies" in this section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NONINTEREST INCOME. Noninterest income increased by $811,000, or 24.8%, from $3.3 million in the fiscal year ended March 31, 2001 to $4.1 million for the fiscal year ended March 31, 2002. The increase was primarily due to a $649,000, or 40.0%, increase in service charges and other fees due to additional fees charged to retail deposit accountholders as a result of a change to the fee structure of retail deposit products. Income from mortgage banking activities increased $340,000, or 103.0%, from $330,000 in the fiscal year ended March 31, 2001 to $670,000 in 2002 due to increased sales of fixed rate one- to four-family loans as a result of increased refinancings.

NONINTEREST EXPENSE. Non-interest expense decreased $2.0 million, or 8.0%, from $24.7 million for the fiscal year ended March 31, 2001 to $22.8 million for the fiscal year ended March 31, 2002 primarily due to the $7.1 million contribution expense in the prior period due to the formation of Citizens First Foundation at the time of the conversion from a mutual savings bank to a stock savings bank. Without the prior period contribution expense, noninterest expense would have increased $5.0 million, or 27.4% from $17.7 million for fiscal 2001 to $22.8 million for fiscal 2002. Compensation and benefit expense increased $2.1 million, or 24.2%, primarily due to an addition of staff, an increase in commissions to lending personnel due to increased loan volumes and the increased cost for the ESOP due to a full year's accrual versus only one month for the previous fiscal year and due to the higher share price of the Company's stock. Professional fees increased $498,000, or 122.1%, due to the increased costs associated with becoming a public company, other public reporting expenses, and additional costs related to compliance with recent regulatory changes regarding consumer privacy and the Bank's change in retail deposit products. Advertising and business promotion expense increased $94,000, or 18.1%. The opening of a new office in Lexington and the remodeling of our Marysville branch were among the more visible steps we took this past fiscal year to better serve our market area. Printing and supplies increased $329,000, or 28.7%, deposit statement preparation increased $155,000, or 26.1% and appraisal fee expense increased $359,000, or 74.3% due to increased loan application volume. Other non-interest expenses increased $1.3 million, or 63.6%, primarily as a result of the engagement of consultants to perform compensation reviews, operational efficiency studies, a facilities review, and overall technology review. We also plan to renovate the interiors of all our branches during 2002 to make them more conducive to sales and service. This investment along with other upcoming investments in training and a system-wide data processing upgrade could increase office occupancy and other expenses in the near term.

INCOME TAXES. Income taxes for the fiscal year ended March 31, 2002 were $5.4 million, an increase of $4.5 million, or 461.5%, from $965,000 for the fiscal year ended March 31, 2001. The effective tax rates for the fiscal year ended March 31, 2002 and the fiscal year ended March 31, 2001 were 33.9% and 23.2%, respectively. The lower effective tax rate in the fiscal year ended March 31, 2001 was primarily attributable to the reduction of a deferred tax asset valuation allowance of $500,000. The valuation allowance was originally established related to the utilization of a contribution deduction carry-forward resulting from a contribution to Citizens First Foundation in 1998. Under the Internal Revenue Code, Citizens First may only deduct up to 10% of its consolidated taxable income before the charitable contribution in any one-year. The excess of the deductible amount is deductible over each of the five succeeding taxable years, subject to a 10% limitation each year. The valuation allowance was reversed based on estimates that the contribution deduction carry-forward are expected to be fully utilized based on the increase in income resulting from the proceeds received in the mutual to stock conversion.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS/COST

The following table (000s omitted) presents certain information for the years indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the years indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the years presented. Average balances were derived from monthly balances.

	Year Ended December 31,					
	2003			2002		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
INTEREST EARNING ASSETS:						
Loans [1]	$ 874,377	$56,016	6.41%	$812,831	$56,240	6.92%
Investment securities [2]	97,519	3,706	3.80	104,059	5,565	5.35
FHLB stock	9,219	368	3.99	8,305	348	4.19
Federal funds sold	2,513	25	0.99	—	—	—
Interest-earning deposits	30,888	300	0.97	36,119	495	1.37
Total interest-earning assets	1,014,516	60,415	5.96	961,314	62,648	6.52
Noninterest-earning assets	52,594			19,333		
Total assets	$1,067,110			$980,647		
INTEREST-BEARING LIABILITIES:						
Deposits:						
Savings	$ 73,351	$ 567	0.77%	$ 80,219	$ 767	0.96%
NOW	85,368	904	1.06	92,104	1,206	1.31
MMDA	240,685	3,808	1.58	182,745	3,968	2.17
Certificates of deposit	264,834	8,717	3.29	284,971	11,798	4.14
Total interest bearing deposits	664,238	13,996	2.11	640,039	17,739	2.77
FHLB advances and other borrowings	173,896	9,311	5.35	163,367	9,130	5.59
Total interest-bearing liabilities	838,134	23,307	2.78	803,406	26,869	3.34
Non-interest earning deposits	65,325			20,648		
Other noninterest-bearing liabilities	10,789			9,955		
Total liabilities	914,248			834,009		
Equity	152,862			146,638		
Total liabilities and equity	$1,067,110			$980,647		
Net interest-earning assets	$ 176,382			$157,908		
Net interest income		$37,108			$35,779	
Interest rate spread [3]			3.18%			3.18%
Net interest margin as a percentage of interest-earning assets [4]			3.66%			3.72%
Ratio of interest-earning assets to interest-bearing liabilities			121.04%			119.65%

	Year Ended March 31,					
	2002			2001		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
INTEREST EARNING ASSETS:						
Loans [1]	$733,097	$57,678	7.87%	$651,084	$52,491	8.06%
Investment securities [2]	123,894	7,249	5.85	89,742	6,080	6.77
FHLB stock	6,828	489	7.16	5,651	345	6.11
Federal funds sold	—	—	—	1,193	64	—
Interest-earning deposits	22,103	931	4.21	30,056	1,537	5.11
Total interest-earning assets	885,922	66,347	7.49	777,726	60,517	7.78
Noninterest-earning assets	27,312			37,420		
Total assets	$913,234			$815,146		
INTEREST-BEARING LIABILITIES:						
Deposits:						
Savings	$ 79,401	$ 1,533	1.93%	$ 89,418	$ 2,136	2.39%
NOW	73,099	1,359	1.86	71,453	1,440	2.02
MMDA	124,754	4,104	3.29	98,709	4,338	4.39
Certificates of deposit	320,013	15,562	4.86	365,663	20,471	5.60
Total interest bearing deposits	597,267	22,558	3.78	625,243	28,385	4.54
FHLB advances and other borrowings	130,645	8,133	6.23	90,348	5,725	6.34
Total interest-bearing liabilities	727,912	30,691	4.22	715,591	34,110	4.77
Non-interest earning deposits	24,812			17,567		
Other noninterest-bearing liabilities	9,929			5,196		
Total liabilities	762,653			738,354		
Equity	150,581			76,792		
Total liabilities and equity	$913,234			$815,146		
Net interest-earning assets	$158,010			$ 62,135		
Net interest income		$35,656			$26,407	
Interest rate spread [3]			3.27%			3.01%
Net interest margin as a percentage of interest-earning assets [4]			4.02%			3.40%
Ratio of interest-earning assets to interest-bearing liabilities			121.71%			108.68%

(1) *Balances are net of deferred loan origination costs, undisbursed proceeds of construction loans in process, and include nonperforming loans.*

(2) *Includes investment securities available-for-sale and held-to-maturity.*

(3) *Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.*

(4) *Net interest margin represents net interest income as a percentage of average interest-earning assets.*

RATE/VOLUME ANALYSIS

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Citizens First's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change (the sum of the prior columns). The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume (000s omitted).

	Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 Increase (Decrease) Due to			Year Ended March 31, 2002 Compared to Year Ended March 31, 2001 Increase (Decrease) Due to		
	Rate	Volume	Net	Rate	Volume	Net
INTEREST-EARNING ASSETS:						
Loans	$(4,482)	$4,258	$ (224)	$(1,425)	$ 6,612	$ 5,187
Investment securities	(1,509)	(350)	(1,859)	(1,145)	2,314	1,169
FHLB stock	(18)	38	20	72	72	144
Federal funds sold	25	—	25	—	(64)	(64)
Interest-earning deposits	(123)	(72)	(195)	(199)	(407)	(606)
Total interest-earning assets	(6,107)	3,874	(2,233)	(2,697)	8,527	5,830
INTEREST-BEARING LIABILITIES:						
Deposits:						
Savings	(134)	(66)	(200)	(364)	(239)	(603)
NOW	(214)	(88)	(302)	(114)	33	(81)
MMDA	(1,418)	1,258	(160)	(1,379)	1,145	(234)
Certificates of deposit	(2,247)	(834)	(3,081)	(2,353)	(2,556)	(4,909)
Total interest bearing deposits	(4,013)	270	(3,743)	(4,210)	(1,617)	(5,827)
FHLB advances and other borrowings	(407)	588	181	(145)	2,553	2,408
Total interest-bearing liabilities	(4,420)	858	(3,562)	(4,355)	936	(3,419)
Increase (decrease) in net interest income	$(1,687)	$3,016	$ 1,329	$ 1,658	$ 7,591	$ 9,249

LIQUIDITY AND CAPITAL RESOURCES

GENERAL. Based on the following, Citizens First considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

Liquidity is the Company's ability to meet its current and future needs for cash. Citizens First further defines liquidity as the ability to have funds available, without incurring excessive cost, to respond to the needs of depositors and borrowers and to satisfy its financial commitments, as well as maintaining the flexibility to take advantage of investment opportunities. Many factors affect a bank's ability to meet its liquidity needs, including variation in the markets served, the bank's asset-liability mix, its reputation and credit standing in the market and general economic conditions.

Citizens First's primary sources of funds consist of deposits, loan repayments, payments of interest on loans, proceeds from the sale of loans originated for sale, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank, cash on hand and cash on deposit. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments, and mortgage loan originations and sales are greatly influenced by general interest rates, economic conditions and competition. Additionally, dividends from the Bank may be a source of funding for the Company. The Bank is subject to regulatory requirements regarding these dividends. These regulatory requirements are further discussed in Note 12 to the Company's Consolidated Financial Statements. Citizens First and the Company primarily use their funds for the following:

- to originate mortgages and other new loans,
- to fund withdrawals of deposits and to pay interest on deposits,
- to fund takedowns on loan commitments and letters of credit,
- to invest in securities, including Federal Home Loan Bank stock,
- to pay principal and interest on its borrowings, including interest on Federal Home Loan Bank advances,
- to fund any capital expenditures, which, for the upcoming fiscal year, are expected to include renovation of the interiors of the remaining branch offices that began in 2002,
- to pay dividends to its shareholders, and
- to fund repurchases of the Company's stock pursuant to common stock repurchase plans approved by the Company's Board of Directors from time to time, which repurchase plans are described in detail below.

Liquidity management is both a daily and long-term responsibility of management. Citizens First adjusts its investments in liquid assets based upon management's assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning assets and costs of interest-bearing liabilities, and (4) the objectives of its asset/liability management program, which are to balance and control the risks and financial position of Citizens First. Excess liquid assets are invested generally in interest-earning overnight deposits and short-and intermediate-term U. S. Government and agency obligations.

Citizens First's most liquid assets are cash and due from depository institutions as well as securities maturing in one year or less. The levels of these assets are dependent on Citizens First's operating, financing, lending and investing activities during any given period. At December 31, 2003, cash and deposits in other depository institutions totaled $33.6 million and available-for-sale securities totaled $79.7 million. In addition, at December 31, 2003, Citizens First had the ability to borrow a total of approximately $238.0 million from the Federal Home Loan Bank of Indianapolis. On that date, Citizens First had advances outstanding from the Federal Home Loan Bank of Indianapolis of $172.5 million.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As disclosed in the Notes to the Consolidated Financial Statements, the Company has certain obligations and commitments to make future payments under contracts. At December 31, 2003, the aggregate contractual obligations and commitments are (000s omitted):

	Payments Due by Period				
Contractual Obligations	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Total deposits	$130,124	$ 37,852	$35,178	$54,663	$257,817
Long-term borrowings	32,325	62,459	63,851	13,899	172,534
Short-term borrowings	19,000	—	—	—	19,000
Annual rental/purchase					—
commitments under noncancelable leases/contracts	1,826	119	123	—	2,068
Total	$183,275	$100,430	$99,152	$68,562	$451,419

	Expiration by Period				
Other Commitments	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Letters of credit	$ 5,397	—	—	—	$ 5,397
Commitments to extend credit	212,024	—	—	—	212,024
Total	$217,421	—	—	—	$217,421

OPERATING ACTIVITIES. Citizens First originates fixed-rate mortgage loans conforming to Freddie Mac guidelines generally for sale in the secondary market. The proceeds of these sales provide the Bank with funds for both additional lending and liquidity to meet its current obligations. Citizens First sold $325.0 million of fixed-rate mortgage loans during the period ended December 31, 2003 and $188.0 million of these loans during the nine months ended December 31, 2002.

INVESTING ACTIVITIES. The primary investing activities of Citizens First are the origination of loans to be held for investment, the purchase and sale of securities and capital expenditures. The following table shows those activities engaged in by Citizens First during the year ended December 31, 2003, the nine months ended December 31, 2002 and the fiscal year ended March 31 2002:

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
Loan originations, exclusive of repayments	$761,920	$534,784	$465,926
Maturities of securities	48,867	22,744	70,290
Sale of securities	25,990	6,963	35,040
Purchase of securities	53,964	12,070	128,623

For the fiscal year ending December 31, 2004, upcoming capital expenditures are expected to include renovation of the interiors of the remaining branch offices that began in 2002 and purchases of land for future branch expansion.

FINANCING ACTIVITIES. Financing activities consist primarily of activity in deposit accounts, Federal Home Loan Bank advances, payment of dividends to the Company's shareholders and repurchase of the Company's stock pursuant to various common stock repurchase programs approved by the Company's Board of Directors from time to time. Citizens First experienced a net increase in total deposits of $76.7 million for the year ended December 31, 2003 and a net increase in total deposits of $37.8 million for the nine months ended December 31, 2002. Deposit flows are affected by market interest rates, the interest rates and products offered by Citizens First and its competitors and other factors. Citizens First generally manages the pricing of its deposits to be competitive with other local banks and to increase core deposit relationships. Occasionally, Citizens First offers promotional rates on certain deposit products in order to attract deposits.

During the year ended December 31, 2003 and the nine months ended December 31, 2002, Federal Home Loan Bank advances decreased $469,000 and increased $21.6 million, respectively. Federal Home Loan Bank advances are collateralized by mortgage loans and investment securities under a blanket collateral agreement. For additional information about Federal Home Loan Bank advances, see Note 8 to the Company's Consolidated Financial Statements. The 2002 increase in Federal Home Loan Bank advances were used to fund Citizens First's increase in its loan portfolio.

At December 31, 2003, Citizens First had outstanding unfunded commitments to originate loans or to refinance existing loans of $118.2 million, $48.1 million of which had fixed interest rates. These loans are generally to be secured by properties located in its market area. Citizens First anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through cash and cash equivalents, increased deposits, sales of loans and sales and maturities of securities or through Federal Home Loan Bank borrowings. In addition, certificates of deposit that are scheduled to mature in one year or less from December 31, 2003 total $110.8 million. To the extent that Citizens First needs to fund maturing certificates of deposit, they will also be funded through cash and cash equivalents, increased deposits, sales of loans and sales and maturities of securities or through Federal Home Loan Bank borrowings. Based on past experience, however, management believes that a significant portion of these certificates of deposit will remain with Citizens First.

During the year ended December 31, 2003 and the nine months ended December 31, 2002, dividends were paid to shareholders in the amounts of $2.7 million and $1.9 million, respectively. The Company intends to continue to pay regular quarterly dividends. The declaration and payment of dividends, however, are subject to the discretion of the Board of Directors and to compliance requirements under applicable law. For additional information, see Note 12 to the Company's Consolidated Financial Statements. Determination of the timing and amount of future dividends, if any, will depend upon our results of operations, financial condition, cash requirements, future business prospects, general business conditions and other factors that the Board of Directors may deem relevant. At this time, the Company does not believe that there are any restrictions that would currently materially limit the Company's ability to pay dividends or that the Company believes are likely to limit materially the future payment of dividends on its common stock.

On September 26, 2002, the Company's Board of Directors approved a plan to repurchase up to 428,701, or 5%, of its outstanding shares of its common stock. Under the common stock repurchase plan, the Company may purchase shares of its common stock in the open market at prevailing prices or in privately negotiated transactions from time to time depending upon market conditions and other factors. As of December 31, 2003, the Company had repurchased 124,900 shares of its common stock pursuant to this repurchase plan at a weighted average price of $20.35 per share. In addition, by the end of July 2002, the Company announced that it had completed the repurchase of 476,338 shares of its outstanding common stock, at an average price of $20.72 per share pursuant to another repurchase program. This repurchase program was in addition to a prior repurchase program completed in December 2001, pursuant to which the Company repurchased 476,388 shares of its outstanding common stock, at an average price of $15.66 per share. Repurchased shares are held in treasury and may be used in connection with employee benefits and other general corporate purposes. Management does not believe that these past purchases have had, nor are future purchases expected to have, a significant impact on the Company's liquidity. For more information on the Company's stock repurchase programs, see Note 15 to the Company's Consolidated Financial Statements.

REGULATORY CAPITAL REQUIREMENTS. Citizens First Savings Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance-sheet items to broad risk categories. At December 31, 2003, Citizens First Savings Bank exceeded all of its regulatory capital requirements. Citizens First Savings Bank is considered "well capitalized" under regulatory guidelines. See Note 11 to the Company's Consolidated Financial Statements.

IMPACT OF NEW ACCOUNTING STANDARDS. In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group (DIG) and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adoption of the Standard did not have a material effect on the Company's Condensed Consolidated Financial Statements.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. The effect of this new guidance on the consolidated financial statements will depend on future acquisition activity, thus, its impact is not readily determinable.

EFFECT OF INFLATION AND CHANGING PRICES. The Company's Consolidated Financial Statements and related financial data presented have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations and in increased loan amounts and in increased interest rates (which must include a real rate of return and an additional amount to reflect expected inflation over the term of the loan). Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MANAGEMENT OF INTEREST RATE RISK AND MARKET RISK ANALYSIS QUALITATIVE ASPECTS OF MARKET RISK. Citizens First's primary market risk exposure is interest rate risk. Sudden fluctuations in market interest rates are inherently uncertain and could have a negative impact on the earnings of Citizens First to the extent that the interest rates on assets and liabilities do not change at the same speed, to the same extent or on the same basis. For example, Citizens First's assets include a large number of fixed-rate mortgage loans. As a result, during periods of rising interest rates, there is a risk that Citizens First's interest expense will increase faster than its interest income.

Citizens First's principal objectives regarding interest rate risk management are to evaluate regularly the interest rate risk inherent in certain balance sheet accounts, to determine the level of risk appropriate given Citizens First's financial condition and outlook, operating environment, capital and liquidity requirements and performance objectives and to manage interest rate risk consistent with the Bank's Board of Directors' approved guidelines.

Citizens First has an Asset/Liability Management Committee that is responsible for accomplishing the principal objectives of interest rate risk management. The Committee regularly reviews the Bank's guidelines and strategies affecting the Bank's asset/liability management related activities to determine if they are adequate based on estimated market risk sensitivity, policy limits set by the Bank's Board and overall market interest rate levels and trends. The Committee is composed of members of management and the Bank's Board of Directors and regularly meets to review the Bank's asset/liability mix. It also reports trends, interest rate risk position and results of current interest rate risk management strategies and recommends any changes to strategies to the Board of Directors quarterly. In recent years, Citizens First has used the following strategies to manage interest rate risk: (1) emphasizing the origination of adjustable-rate loans and the sale of longer-term, fixed-rate loans; (2) emphasizing shorter term consumer loans; (3) maintaining a high quality portfolio of short to intermediate term securities; (4) maintaining high levels of liquidity; and (5) using Federal Home Loan Bank advances to better structure the maturities of its interest rate sensitive liabilities.

Adverse market interest rate changes between the time that a customer receives a rate-lock commitment on a mortgage and when the fully funded mortgage loan is sold to an investor can erode the value of that mortgage. Citizens First enters into forward sales contracts in order to mitigate this particular interest rate risk. Citizens First accepts credit risk in forward sales contracts should the other party default, in which case Citizens First would be compelled to sell the mortgages to another party at the current market price. Therefore, if market interest rates increased from the date of the forward sales contract and the other party defaulted, Citizens First would most likely have to sell the mortgage to another party at a lower price, which would reduce earnings or create losses on this mortgage. More recently, Citizens First has used some of its excess liquidity to increase its loan and securities portfolios. As liquidity is reduced, Citizens First's sensitivity to interest rate movements is expected to increase.

QUANTITATIVE ASPECTS OF MARKET RISK. Citizens First uses a simulation model based on discounted cash flows to measure the potential impact on its net interest income of hypothetical changes in market interest rates. The model forecasts the Bank's net interest income for the next twelve months assuming that there are no changes in interest rates or the mix of assets and liabilities on the balance sheet from the end of the prior period. After this initial forecast, the model subjects the balance sheet to instantaneous and sustained rate changes of 100 and 200 basis points to the treasury yield curve. In order to determine the possible effect of the rate changes, the model uses various assumptions. Among others, these assumptions include assumptions regarding the following:

- the shape of the yield curve,
- the pricing characteristics of and pricing decisions regarding loans based on previous rates charged by the Bank,
- changes in deposits and borrowings based on previous rates charged by the Bank and other competitive conditions,
- reinvestments of cash flows from assets and liabilities based on current market interest rates,
- the lack of any changes in the mix of assets and liabilities on the balance sheet,
- the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates based on particular characteristics of those assets and liabilities,

- expected prepayment rates on loans and investments based on industry standards and the current interest rate environment,
- certificates of deposit and other deposit flows based on expected maturity dates, and
- expected growth based on the Bank's projections.

The table below sets forth, as of December 31, 2003, estimated net interest income and the estimated changes in Citizens First's net interest income for the next twelve month period that could occur as a result of instantaneous changes in market interest rates of 100 and 200 basis points (000s omitted):

	Estimated Change in Annual Net Interest Income December 31, 2003		
Increase/(Decrease) in Market Interest Rates in Basis Points (Rate Shock)	**Amount**	**$ Change**	**% Change**
200	$42,122	$ 3,051	7.81%
100	40,518	1,447	3.70
Static	39,071	—	—
-100	37,867	(1,204)	(3.08)
-200	36,962	(2,109)	(5.40)

The above table indicates that in the event of a sudden and sustained decline in prevailing market interest rates, Citizens First's net interest income would be expected to decrease.

As noted above, computation of the prospective effect of hypothetical interest rate changes is based on a number of assumptions. The calculation of the interest rate sensitivity of the Company could vary significantly if different assumptions were used, or if the Company's response to changes in interest rates included changes in the mix of assets and liabilities in its balance sheet. Other shortcomings also exist in the table. These shortcomings include the following, among others:

- Although certain assets may have similar maturities or repricing characteristics, they may react in different degrees to changes in interest rates.
- The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates.
- Certain assets, such as adjustable-rate, residential mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset.
- In the event of a change in interest rates, expected rates of repayments on loans and early withdrawals from time deposits could deviate significantly from those assumed in calculating the table.
- If interest rates increased, it is also possible that the increased mortgage payments required of certain borrowers could result in an increase in delinquencies and defaults.
- Changes in interest rates could also affect the volume and profitability of the Bank's lending operations.

As a result of these and other shortcomings in the model determining the prospective effects of interest rate changes, the computations in the table should not be relied upon as indicative of actual results in the event of changes in market interest rates. Further, the computations do not reflect any actions that management may undertake to respond to changes in interest rates.

The notional and estimated fair value of the Bank's forward sales contracts used to manage risk positions associated with residential mortgage loans were as follows (000s omitted):

	Notional Amount	Estimated Fair Value
December 31, 2003	$ 3,819	$ 5
December 31, 2002	$25,700	$32

Forward sales contracts as of December 31, 2003 have settlement dates of less than 90 days. The weighted average settlement interest rate for these contracts was 5.95%.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the Nasdaq National Market under the symbol "CTZN". As of March 1, 2004, the Company had approximately 1,076 holders of record. The following table sets forth, for the quarters indicated, the high and low bid information the Company's common stock and the dividends paid. The Company's common stock began trading on March 7, 2001. The Company is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year.

	Year Ended December 31, 2003			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$24.47	$22.14	$22.80	$22.00
Low	$20.73	$19.69	$19.40	$18.34
Dividend paid	$ 0.09	$ 0.09	$ 0.08	$ 0.08

	Year Ended December 31, 2002			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$21.96	$22.92	$23.33	$19.30
Low	$21.76	$22.18	$22.23	$15.88
Dividend paid	$ 0.08	$ 0.08	$ 0.08	$ 0.08

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Citizens First Bancorp, Inc. and Subsidiary
Port Huron, Michigan

We have audited the accompanying consolidated balance sheet of Citizens First Bancorp, Inc. and subsidiary as of December 31, 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens First Bancorp, Inc. and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

BDO Seidman, LLP
Grand Rapids, Michigan
March 12, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Citizens First Bancorp, Inc. and Subsidiary
Port Huron, Michigan

We have audited the accompanying consolidated balance sheet of Citizens First Bancorp, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the nine months ended December 31, 2002 and the year ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens First Bancorp, Inc. and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the nine months ended December 31, 2002 and the year ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Plante & Moran PLLC
Auburn Hills, Michigan
February 13, 2003

CONSOLIDATED BALANCE SHEETS (000s OMITTED, EXCEPT SHARE DATA)

	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents:		
Cash and due from depository institutions	$ 30,426	$ 10,893
Federal funds sold	2,165	—
Interest-bearing deposits in other depository institutions	1,056	29,463
Total cash and cash equivalents	33,647	40,356
Securities available for sale, at fair value (Note 2)	79,672	100,382
Federal Home Loan Bank stock, at cost	9,416	9,180
Loans held for sale (Note 3)	1,984	1,557
Loans, less allowance for loan losses of $11,664 and $11,082 (Note 4)	929,201	819,136
Premises and equipment – Net (Note 5)	23,268	14,989
Accrued interest receivable and other assets (Notes 6 and 9)	17,072	14,584
Total assets	$1,094,260	$1,000,184
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 51,498	$ 22,675
Interest-bearing (Note 7)	697,033	649,155
Total deposits	748,531	671,830
Federal Home Loan Bank advances (Note 8)	172,534	173,003
Accrued interest payable and other liabilities (Note 10)	15,008	7,196
Total liabilities	936,073	852,029
COMMITMENTS AND CONTINGENCIES (Notes 10 and 13)	—	—
STOCKHOLDERS' EQUITY (Notes 11, 12, 15 and 16)		
Preferred stock – $.01 par value; Authorized – 1,000,000 shares – No shares issued and outstanding	—	—
Common stock – $.01 par value; Authorized – 20,000,000 shares – Issued – 9,526,761 shares	95	95
Additional paid-in capital	92,911	92,528
Retained earnings	92,684	83,044
Accumulated other comprehensive income	613	322
Treasury stock, at cost (1,206,517 shares and 1,136,820 shares)	(21,787)	(20,342)
Deferred compensation obligation (Note 10)	2,054	1,590
Unearned compensation – ESOP (Note 10)	(8,383)	(9,082)
Total stockholders' equity	158,187	148,155
Total liabilities and stockholders' equity	$1,094,260	$1,000,184

CONSOLIDATED STATEMENTS OF INCOME (000s OMITTED, EXCEPT SHARE DATA)

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
INTEREST INCOME			
Loans, including fees	$56,016	$42,597	$57,678
Federal funds sold and interest-bearing deposits	325	242	931
Securities:			
Tax-exempt	485	373	489
Taxable	3,589	3,742	7,249
Total interest income	60,415	46,954	66,347
INTEREST EXPENSE			
Deposits	13,996	13,172	22,558
Federal Home Loan Bank advances	9,311	6,957	8,133
Total interest expense	23,307	20,129	30,691
NET INTEREST INCOME	37,108	26,825	35,656
PROVISION FOR LOAN LOSSES (Note 4)	1,440	892	996
NET INTEREST INCOME, after provision for loan losses	35,668	25,933	34,660
NONINTEREST INCOME			
Service charges and other fees	3,113	2,551	2,271
Loan servicing fees	1,090	440	626
Mortgage banking activities	4,961	2,045	670
Gain (loss) on sale of investment securities	(46)	108	—
Other	1,189	619	512
Total noninterest income	10,307	5,763	4,079
NONINTEREST EXPENSES			
Compensation and employee benefits (Note 10)	13,322	8,284	10,847
Office occupancy and equipment	4,237	2,510	3,529
Advertising and business promotion	1,228	641	613
Stationery, printing and supplies	859	1,220	1,476
Data processing	487	272	444
Deposit statement preparation and collections	689	555	750
Professional fees	1,418	930	906
Appraisal fees	916	722	842
Other	4,243	2,536	3,366
Total noninterest expenses	27,399	17,670	22,773
INCOME – Before federal income tax expense	18,576	14,026	15,966
FEDERAL INCOME TAX EXPENSE (Note 9)	6,255	4,842	5,418
NET INCOME	$12,321	$ 9,184	$10,548
BASIC EARNINGS PER COMMON SHARE	$ 1.58	$ 1.14	$ 1.23
DILUTED EARNINGS PER COMMON SHARE	$ 1.57	$ 1.14	$ 1.23

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(000S OMITTED, EXCEPT SHARE DATA)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deferred Compensation Obligation	Unearned Compensation – ESOP	Totals
BALANCE – April 1, 2001	$95	$92,111	$66,605	$1,389	$ (567)	$ 567	$(10,479)	$149,721
Allocation of ESOP shares	—	99	—	—	—	—	699	798
Purchase of Treasury Stock (515,159 shares)	—	—	—	—	(8,049)	—	—	(8,049)
Deferred compensation	—	—	—	—	—	587	—	587
Dividends paid ($0.16 per share)	—	—	(1,369)	—	—	—	—	(1,369)
Comprehensive income:								
Net income	—	—	10,548	—	—	—	—	10,548
Change in net unrealized gain on securities available for sale – Net of tax effect of $(410)	—	—	—	(796)	—	—	—	(796)
Total comprehensive income	—	—	—	—	—	—	—	9,752
BALANCE – March 31, 2002	95	92,210	75,784	593	(8,616)	1,154	(9,780)	151,440
Allocation of ESOP shares	—	318	—	—	—	—	698	1,016
Purchase of Treasury Stock (546,976 shares)	—	—	—	—	(11,726)	—	—	(11,726)
Deferred compensation	—	—	—	—	—	436	—	436
Dividends paid ($0.24 per share)	—	—	(1,924)	—	—	—	—	(1,924)
Comprehensive income:								
Net income	—	—	9,184	—	—	—	—	9,184
Change in net unrealized gain on securities available for sale – Net of tax effect of $(140)	—	—	—	(271)	—	—	—	(271)
Total comprehensive income	—	—	—	—	—	—	—	8,913
BALANCE – December 31, 2002	95	92,528	83,044	322	(20,342)	1,590	(9,082)	148,155
Allocation of ESOP shares	—	383	—	—	—	—	699	1,082
Purchase of Treasury Stock (69,697 shares)	—	—	—	—	(1,445)	—	—	(1,445)
Deferred compensation	—	—	—	—	—	464	—	464
Dividends paid ($0.34 per share)	—	—	(2,681)	—	—	—	—	(2,681)
Comprehensive income:								
Net income	—	—	12,321	—	—	—	—	12,321
Change in net unrealized gain on securities available for sale – Net of tax effect of $150	—	—	—	291	—	—	—	291
Total comprehensive income	—	—	—	—	—	—	—	12,612
BALANCE – December 31, 2003	$95	$92,911	$92,684	$ 613	$(21,787)	$2,054	$ (8,383)	$158,187

CONSOLIDATED STATEMENTS OF CASH FLOWS (000s OMITTED)

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 12,321	$ 9,184	$ 10,548
Adjustments to reconcile net income to net cash from operating activities:			
Provision for deferred income taxes	617	(216)	420
Provision for loan losses	1,440	892	996
Deferred compensation	464	436	587
Depreciation	1,320	819	1,237
(Accretion) amortization	213	225	(407)
Proceeds from sale of mortgage loans held for sale	324,960	188,042	191,429
Origination of mortgage loans held for sale	(322,407)	(187,268)	(187,945)
Gain on sale of mortgage loans	(2,980)	(2,205)	(1,646)
(Gain) loss on sale of investment securities	46	(108)	—
Loss on sale of fixed assets	31	—	—
ESOP expense	1,082	1,016	798
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable and other assets	(3,255)	2,460	1,069
Increase (decrease) in accrued interest payable and other liabilities	7,812	(2,291)	(1,973)
Net cash provided by operating activities	21,633	10,986	15,113
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of securities available for sale	48,867	22,744	70,290
Proceeds from sale of securities available for sale	25,990	6,963	35,040
Purchase of securities available for sale	(53,964)	(12,070)	(128,623)
Purchase of FHLB stock	(236)	(1,675)	(1,355)
Net increase in loans	(111,505)	(84,464)	(64,111)
Purchases of premises and equipment	(9,600)	(5,808)	(1,845)
Net cash used in investing activities	(100,448)	(74,310)	(90,604)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	76,701	37,816	52,733
Repayment of FHLB advances	(8,469)	(23,412)	(34,801)
Proceeds from FHLB advances	8,000	45,000	71,285
Purchase of treasury stock	(1,445)	(11,726)	(8,049)
Payment of dividends	(2,681)	(1,924)	(1,369)
Net cash provided by financing activities	72,106	45,754	79,799
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,709)	(17,570)	4,308
CASH AND CASH EQUIVALENTS – Beginning of period	40,356	57,926	53,618
CASH AND CASH EQUIVALENTS – End of period	$ 33,647	$ 40,356	$ 57,926
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION –			
Cash paid for:			
Interest	$ 23,508	$ 20,355	$ 31,692
Federal income taxes	4,995	4,450	4,420

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002, AND MARCH 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION – Citizens First Bancorp, Inc. (the "Company") is a Delaware Corporation and the holding company for Citizens First Savings Bank (the "Bank"), a state-chartered savings bank headquartered in Port Huron, Michigan. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. The Bank also includes the accounts of its wholly owned subsidiaries, Citizens Financial Services, Inc. and Citizens First Mortgage, LLC. Citizens Financial Services, Inc. includes the accounts of its wholly owned subsidiary, CFS Insurance Agency. Citizens Financial Services, Inc. receives revenue from its subsidiary, which provides insurance services to individuals and small businesses in the Port Huron area. Citizens First Mortgage, LLC receives revenue from interest income on loans and the sale of loans. All significant intercompany transactions and balances have been eliminated in consolidation.

On March 7, 2001, the Company acquired the Bank. Prior to that time, the Bank existed as a mutual savings bank. In connection with the conversion, the Company issued an aggregate of 9,526,761 shares of its common stock, of which 8,821,075 shares were sold at a purchase price of $10 per share. At that time, 705,686 shares of stock were donated to Citizens First Foundation, a charitable foundation established by the Company. The contribution expense was recognized in the March 31, 2001 consolidated financial statements. The net offering proceeds, after expenses of $3.1 million, totaled $85.1 million.

CHANGE IN FISCAL YEAR – The Company changed its fiscal year end from March 31 to December 31, effective December 31, 2002. See Note 19 for transition period comparative data.

USE OF ESTIMATES – In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of mortgage servicing rights and foreclosed real estate.

NATURE OF OPERATIONS – The Company operates predominately in the mideastern portion of Michigan's lower peninsula. The Bank's primary services include accepting deposits, making commercial, consumer, and mortgage loans, and engaging in mortgage banking activities.

The Bank's loan portfolio is concentrated in residential first-mortgage loans, commercial and commercial real-estate loans, and property improvement loans. The Bank is not dependent upon any single industry or customer.

CASH AND CASH EQUIVALENTS – For the purpose of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from depository institutions, federal funds sold, and interest bearing deposits in other depository institutions, all of which mature within ninety days.

SECURITIES – Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income net of applicable income taxes.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

FEDERAL HOME LOAN BANK STOCK – Federal Home Loan Bank (FHLB) stock is considered a restricted investment security and is carried at cost. Purchases and sales of FHLB stock are made directly with the FHLB at par value.

LOANS HELD FOR SALE – Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

LOANS – The Company grants mortgage, commercial, and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off, are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable general market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

SERVICING – Servicing assets are recognized as separate assets when rights are acquired through the sale of originated residential mortgage loans. Capitalized servicing rights are reported in other assets and are amortized against noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Temporary impairment is recognized through a valuation allowance for an individual stratum to the extent that fair value is less than the capitalized amount for the stratum. If it is later determined that all or a portion of the temporary impairment no longer exists, the valuation allowance is reduced through a recovery of income. An other than temporary impairment results in a permanent reduction to the carrying value of the servicing asset.

OFF BALANCE SHEET INSTRUMENTS – In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under home equity agreements, commercial letters of credit and standby letters of credit. In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Adoption of the Standard did not have a material effect on the Company's financial statements.

The Bank uses forward contracts as part of its mortgage banking activities. Forward contracts provide for the delivery of financial instruments at a specified future date and at a specified price or yield. Forward contracts are accounted for on a fair value basis. The fair value of forward contracts at December 31, 2003 and 2002 was insignificant.

RATE LOCK COMMITMENTS – The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding, also know as rate lock commitments. Rate lock commitments on residential mortgage loans that are intended to be sold are considered to be derivatives. Fair value is based on fees currently charged to enter into similar agreements. At December 31, 2003 and 2002, the fair value of rate lock commitments was insignificant.

PREMISES AND EQUIPMENT – Premises and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using a straight-line method over the estimated useful lives of the related assets. Office buildings are depreciated over 40 years and equipment and furniture over 3 to 7 years. Leasehold improvements are amortized over the terms of their respective leases or the estimated useful lives of the improvements, whichever is shorter.

FORECLOSED ASSETS – Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less the cost to sell at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets amounted to $443,000 and $353,000 at December 31, 2003 and 2002, respectively.

INCOME TAXES – Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

DEFERRED COMPENSATION ARRANGEMENTS – The Company maintains a rabbi trust to fund various deferred compensation and other arrangements. The arrangements are accounted for in accordance with EITF Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested*, whereby assets of rabbi trusts are to be consolidated with those of the employer, and the value of the employer's stock held in rabbi trusts should be classified in stockholders' equity and generally accounted for in a manner similar to treasury stock. The Company recognizes the original amount of deferred compensation (fair value of the restricted stock award at the date of grant) as the basis for recognition in the rabbi trust. Changes in the fair value of amounts owed to employees are not recognized as the Company's deferred compensation plans do not permit diversification and must be settled by the delivery of a fixed number of shares of the Company's common stock.

EMPLOYEE STOCK OWNERSHIP PLAN – Compensation expense is recognized for the Employee Stock Ownership Plan ("ESOP") equal to the average fair value of shares committed to be released for allocation to participant accounts. Any difference between the average fair value of shares committed to be released for allocation and the ESOP's original acquisition cost is charged or credited to stockholders' equity (additional paid-in capital). The cost of unallocated ESOP shares (shares not yet released for allocation) is reflected as a reduction of stockholders' equity.

RESTRICTED STOCK AWARDS – Under the Company's stock-based incentive plan, which is described more fully in Note 16, the Company may grant restricted stock awards to its directors, officers, and employees for up to 476,338 shares of common stock. The Company recognizes compensation expense related to restricted stock awards over the period the services are performed.

STOCK BASED COMPENSATION – The Company has a stock-based incentive plan, which is described more fully in Note 16. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost related to options is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has provided below pro forma disclosures of net income and earnings per share and other disclosures, as if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

The Company's as reported and the pro forma information for the year ended December 31, 2003 and nine months ended December 31, 2002 are indicated below (000s omitted, except per share data):

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002
Net income, as reported	$12,321	$9,184
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards – Net of related tax effects	(85)	(82)
Pro forma net income	$12,236	$9,102
Earnings per share		
Basic – As reported	$ 1.58	$ 1.14
Basic – Pro forma	1.57	1.13
Diluted – As reported	1.57	1.14
Diluted – Pro forma	1.56	1.13

The fair value of each option grant is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002
Dividend yield	1.6%	1.6%
Expected life	8 years	8 years
Expected volatility	22.0%	21.2%
Risk-free interest rate	4.0%	4.0%

OTHER COMPREHENSIVE INCOME – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, however, such as unrealized gains and losses on securities available for sale, are reported as a separate component in the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. Accumulated other comprehensive income is comprised solely of unrealized gains and losses on securities available for sale, net of applicable income taxes, for all periods presented.

EARNINGS PER SHARE – Basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to outstanding stock options and restricted stock awards and are determined using the treasury stock method. Treasury and unallocated ESOP shares are not considered outstanding for purposes of calculating basic or diluted earnings per share.

Earnings per common share have been computed based on the following (000s omitted, except share data):

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
Net income	$12,321	$9,184	$10,548
Average number of common shares outstanding used to calculate basic earnings per common share	7,810,422	8,036,885	8,587,293
Effect of dilutive options	32,743	173	—
Average number of common shares outstanding used to calculate diluted earnings per common share	7,843,165	8,037,058	8,587,293

TRUST ASSETS – Trust assets held in a fiduciary or agency capacity are not included in the accompanying consolidated balance sheet because they are not assets of the Company.

ADVERTISING COSTS – Advertising costs are expensed as incurred.

RECENT ACCOUNTING PRONOUNCEMENTS – In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group (DIG) and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adoption of the Standard did not have a material effect on the Company's financial statements.

AICPA Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. The effect of this new guidance on the consolidated financial statements will depend on future acquisition activity, thus, its impact is not readily determinable.

RECLASSIFICATIONS – Certain amounts in the prior year's consolidated financial statements have been reclassified to conform to the current year's presentation.

NOTE 2 – SECURITIES

The amortized cost and estimated market value of available-for-sale securities with gross unrealized gains and losses are as follows (000s omitted):

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 7,998	$ 15	$ —	$ 8,013
Obligations of state and political subdivisions	17,863	748	—	18,611
Corporate debt securities	47,880	426	43	48,263
Equity securities	5,002	—	217	4,785
Total available-for-sale securities	$78,743	$1,189	$260	$79,672

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$10,389	$ 386	$ —	$ 10,775
Obligations of state and political subdivisions	14,149	900	—	15,049
Corporate debt securities	65,223	722	1,225	64,720
Mortgage-backed securities	5,131	32	—	5,163
Equity securities	5,002	—	327	4,675
Total available-for-sale securities	$99,894	$2,040	$1,552	$100,382

One security with an estimated market value of $4,785,000 and a gross unrealized loss of $217,000 has been in a continuous unrealized loss position in excess of one year as of December 31, 2003. Other securities with an estimated market value of $8,556,000 and an unrealized loss of $43,000, have been in a continuous unrealized loss position for less than one year. However, management does not believe any individual unrealized loss at December 31, 2003 represents an other than temporary loss.

Gross proceeds from sales of securities were $25,990,000, $6,963,000, and $35,040,000 for the year ended December 31, 2003, the nine months ended December 31, 2002 and the year ended March 31, 2002, respectively, resulting in gross gains of $80,000, $108,000, and $19,000 and gross losses of $126,000, $0 and $19,000, respectively.

At December 31, 2003 and 2002, U.S. government obligations with a carrying value of $0 and $500,000, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The amortized cost and estimated market value of available-for-sale securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (000s omitted):

	December 31, 2003	
	Amortized Cost	Estimated Market Value
Due in one year or less	$23,000	$23,277
Due in one year through five years	30,137	30,538
Due after five years through ten years	12,817	13,257
Due after ten years	7,787	7,815
Total debt securities	$73,741	$74,887
Equity securities	5,002	4,785
Total	$78,743	$79,672

NOTE 3 – LOANS HELD FOR SALE

The Bank routinely sells to investors its originated residential mortgage loans. All long-term fixed rate residential mortgages recently originated or financed are identified as held for sale. They are accounted for at the lower of cost or market on an aggregate basis. Loans held for sale are as follows (000s omitted):

	December 31, 2003	December 31, 2002
Loans held for sale	$1,988	$1,557
Allowance for lower of cost or market adjustment	(4)	—
Total	$1,984	$1,557

The Bank had outstanding forward contracts to sell residential mortgage loans of approximately $3,819,000 and $25,700,000 at December 31, 2003 and 2002, respectively.

NOTE 4 – LOANS

Balances of loans are as follows (000s omitted):

	December 31, 2003	December 31, 2002
MORTGAGE LOANS ON REAL ESTATE:		
One- to four- family mortgage	$386,531	$414,939
Commercial real estate	241,097	179,387
Construction	24,996	21,822
Home equity loans and lines of credit	85,371	72,724
	737,995	688,872
COMMERCIAL LOANS	107,742	60,336
CONSUMER INSTALLMENT LOANS:		
Automobile	59,392	61,386
Other consumer	37,948	21,221
	97,340	82,607
Total loans	943,077	831,815
Less:		
Allowance for loan losses	11,664	11,082
Deferred loan origination and other fees	2,212	1,597
Net loans	$929,201	$819,136

Loans made in the ordinary course of business to related parties, including senior officers and directors of the Bank, totaled approximately $15,859,000 and $14,820,000 at December 31, 2003 and 2002, respectively. For the year ended December 31, 2003, $4,448,000 of new loans were made and repayments totaled $3,409,000.

Activity in the allowance for loan losses was as follows (000s omitted):

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
Balance – Beginning of period	$11,082	$11,020	$10,831
Provision for loan losses	1,440	892	996
Charge-offs	(1,095)	(1,102)	(1,173)
Recoveries	237	272	366
Balance – End of period	$11,664	$11,082	$11,020

The following is a summary of information pertaining to impaired and non-accrual loans (000s omitted):

	December 31, 2003	December 31, 2002
Impaired loans without a valuation allowance	$ —	$ —
Impaired loans with a valuation allowance	195	528
Total impaired loans	$ 195	$ 528
Valuation allowance related to impaired loans	$ 46	$ 79
Total non-accrual loans	$3,915	$2,414

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
Average investment in impaired loans	$257	$481	$533
Interest income recognized on impaired loans	$ —	$ —	$ —
Interest income recognized on cash basis on impaired loans	$ —	$ —	$ —

NOTE 5 – PREMISES AND EQUIPMENT

Premises and equipment were as follows (000s omitted):

	December 31, 2003	December 31, 2002
Land	$ 6,766	$ 4,904
Office buildings	13,639	12,362
Furniture, fixtures, and equipment	8,911	8,239
Construction in process	5,272	—
Total premises and equipment	34,588	25,505
Less accumulated depreciation	(11,320)	(10,516)
Net carrying amount	$ 23,268	$ 14,989

Depreciation expense for the year ended December 31, 2003, the nine months ended December 31, 2002 and the year ended March 31, 2002 amounted to $1,320,000, $819,000, and $1,237,000, respectively. Estimated costs to complete construction contracts in process at December 31, 2003 totaled $1.7 million.

NOTE 6 – SERVICING

The Bank routinely sells to investors its originated residential mortgage loans. The unpaid principal balance of loans serviced for others was approximately $477,982,000 and $322,000,000 at December 31, 2003 and 2002, respectively, and are not included in the accompanying consolidated balance sheets.

The balance of mortgage servicing rights, net of valuation allowance, included in other assets at December 31, 2003 and 2002 was $3,820,000 and $1,939,000, respectively, which approximates the fair value of these rights.

The key economic assumptions used in determining the fair value of the mortgage servicing rights are as follows:

	December 31, 2003	December 31, 2002	March 31, 2002
Annual constant prepayment speed (CPR)	13.46%	33.93%	15.38%
Weighted average life (in months)	269	264	257
Discount rate	7.25%	7.02%	8.00%

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in the related valuation allowance (000s omitted):

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
Mortgage servicing rights capitalized	$ 3,063	$1,612	$486
Mortgage servicing rights amortized	$ 2,459	$ 755	$881
Valuation allowances:			
Balance at beginning of period	$ 1,277	$ 400	$200
Additions	—	877	200
Reductions	(1,277)	—	—
Write-downs	—	—	—
Balance at end of period	$ —	$1,277	$400

NOTE 7 – DEPOSITS

Interest-bearing deposit balances are summarized as follows (000s omitted):

	December 31, 2003	December 31, 2002
Passbook and savings deposits	$ 86,202	$ 78,212
NOW accounts	73,351	97,385
Money market variable rate accounts	279,663	201,706
Certificates of deposit	257,817	271,852
Total	$697,033	$649,155

Certificates of deposit individually exceeding $100,000 were approximately $71,660,000 and $67,148,000 at December 31, 2003 and 2002, respectively.

Scheduled maturities of certificates of deposit were as follows at December 31, 2003 (000s omitted):

Year Ending December 31,	
2004	$130,124
2005	37,852
2006	35,178
2007	44,718
Thereafter	9,945
Total	$257,817

Deposits from related parties held by the Bank at December 31, 2003 and 2002 amounted to $2,847,000 and $5,668,000, respectively.

NOTE 8 – FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank consist of fixed rate advances that bear interest at rates ranging from 1.56 percent to 7.31 percent payable monthly. The advances are collateralized by approximately $347,000,000 and $409,000,000 of mortgage loans as of December 31, 2003 and 2002, respectively, under a blanket collateral agreement. At December 31, 2003, the weighted average interest rate on fixed rate advances was 5.24%.

The advances are subject to prepayment penalties and the provisions and conditions of the credit policy of the Federal Home Loan Bank. Future obligations of the advances are as follows at December 31, 2003 (000s omitted):

Year Ending December 31,	Amount
2004	$ 32,325
2005	20,031
2006	42,428
2007	43,686
2008	20,165
Thereafter	13,899
Total	$172,534

NOTE 9 – FEDERAL INCOME TAXES

The consolidated provision for federal income taxes consisted of the following (000s omitted):

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
Current tax expense	$5,638	$5,058	$4,998
Deferred tax expense (benefit)	617	(216)	420
Total income tax expense	$6,255	$4,842	$5,418

Federal income tax expense approximated the amounts computed by applying the statutory income tax rate to income before federal income tax expense as a result of the following (000s omitted):

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
Statutory rates	$6,402	$4,909	$5,558
Decrease resulting from other non taxable items	(147)	(67)	(140)
Total income tax expense	$6,255	$4,842	$5,418

The net deferred income tax asset was comprised of the tax effects of the following temporary differences (000s omitted):

	December 31, 2003	December 31, 2002
Deferred income tax assets:		
Allowance for loan losses	$3,151	$2,909
Contribution carryover	1,911	2,504
Accumulated depreciation	—	316
Deferred loan fees	61	489
Employee benefits	1,657	1,787
Investment in subsidiary	—	145
Other	451	112
Total deferred income tax assets	7,231	8,262
Deferred tax liabilities:		
Original issue discount	144	866
Investment in subsidiary	380	—
Accumulated depreciation	352	—
Installment sale	—	159
Net unrealized gain on available-for-sale securities	316	166
Accumulated accretion	149	249
Other	—	165
Total deferred income tax liabilities	1,341	1,605
Net deferred income tax asset	$5,890	$6,657

At December 31, 2003, the Company has a contribution carryforward for tax purposes of approximately $5,500,000 which expires in fiscal year 2006. Realization of the deferred income tax asset related to the contribution carryforward is dependent on generating sufficient taxable income before the carryforward expires. Although realization is not assured, management believes it is more likely than not that all of the deferred income tax asset will be realized. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced. In addition, the Bank has not recognized a deferred tax liability for tax bad debt reserves of approximately $6,600,000 that existed at December 31, 1987, because it is not expected that this temporary difference will reverse in the foreseeable future.

NOTE 10 – EMPLOYEE BENEFITS

DEFINED BENEFIT PENSION PLAN – The Bank is a participant in the multiple-employer Financial Institutions Retirement Fund ("FIRF" or the "Plan"), which covers substantially all of its officers and employees. The Plan, for all full-time employees with one year of service, provides benefits based on basic compensation and years of service. The Bank's contributions are determined by FIRF and generally represent the normal cost of the Plan. Specific plan assets and accumulated benefit information for the Bank's portion of the Plan are not available. Under the Employee Retirement Income Security Act of 1974 (ERISA), a contributor to a multiemployer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. The expense of the Plan allocated to the Bank for the year ended December 31, 2003, the nine months ended December 31, 2002 and the year ended March 31, 2002 amounted to $250,000, $0 and $0, respectively.

As of February 1, 2004, the Company has frozen all the assets of the FIRF plan and ceased accruing future benefits for employees participating in the Plan, although vesting service will continue. In addition, the Company is also considering withdrawing from the Plan, but any withdrawal liability has not yet been quantified.

DEFINED CONTRIBUTION PLAN – The Company has a qualified savings plan under Section 401(k) of the Internal Revenue Code. The Plan covers all employees who have completed at least one year of service. Eligible employees may contribute up to 15 percent of their annual compensation, subject to certain maximums established by the Internal Revenue Service. The Company will match up to 50 percent of the first 4 percent of the employees' compensation deferred each year. The Company made matching contributions for the year ended December 31, 2003, the nine months ended December 31, 2002 and the year ended March 31, 2002 of approximately $86,000, $83,000 and $88,000, respectively.

SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN – In 2000, the Bank entered into an agreement to provide salary continuation supplemental payments at retirement to its former president. The Bank purchased an annuity at the end of fiscal year March 31, 2002 that fully funded the obligation. The expense associated with the agreement was $101,000 for the year ended March 31, 2002.

DEFERRED COMPENSATION ARRANGEMENTS – The Company has entered into deferred compensation and fee arrangements with certain of its directors and senior officers. The amounts deferred under the arrangements are invested in Company common stock and are maintained in a rabbi trust. The Company has 198,658 treasury shares reserved for the various plans with a related obligation of $2,054,000 established within stockholders' equity.

EMPLOYEE STOCK OWNERSHIP PLAN – Effective January 1, 2001, the Bank implemented a leveraged employee stock ownership plan (ESOP). The ESOP covers all employees with more than one year of service who have completed at least 1,000 hours of service and who have attained the age of 21. As part of the conversion from a mutual to a stock entity, the Company provided a loan to the ESOP, which was used to purchase 762,140 shares of the Company's outstanding stock in the open market. The loan bears interest equal to the prime rate at the time of conversion and provides for the repayment of principal over the 15-year term of the loan. The scheduled maturities of the loan are as follows (000s omitted):

Year Ending December 31,	Amount
2004	$ 466
2005	507
2006	551
2007	597
2008	646
Thereafter	6,368
Total	$9,135

The Company has committed to make contributions to the ESOP sufficient to support debt service of the loan. The loan is secured by the shares purchased, which are held in a suspense account for the allocation among the participants as the loan is paid. Dividends paid on unallocated shares are not considered dividends for financial reporting purposes and are used to pay principal and interest on the ESOP loan. Dividends on allocated shares are charged to retained earnings. Total compensation expense for the ESOP amounted to $1,082,000, $1,016,000 and $798,000 for the year ended December 31, 2003, the nine months ended December 31, 2002 and the year ended March 31, 2002, respectively.

Shares held by the ESOP include the following:

	December 31, 2003	December 31, 2002
Allocated	152,428	101,618
Unallocated	609,712	660,522
Total	762,140	762,140

The fair value of the unearned shares was approximately $13,901,000 and $13,904,000 at December 31, 2003 and 2002, respectively.

NOTE 11 – REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, which are shown in the table below.

As of December 31, 2003, the most recent notification from the Bank's regulators categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, minimum capital amounts and ratios must be maintained as shown in the following table. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

At December 31, 2003 and 2002, consolidated actual capital levels and minimum required levels for Citizens First Savings Bank were as follows (000s omitted):

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized		
	Amount	Ratio (Percent)	Amount		Ratio (Percent)	Amount		Ratio (Percent)
DECEMBER 31, 2003:								
Total Capital to Risk Weighted Assets	$135,722	15.8%	$68,600	≥	8.0%	$85,800	≥	10.0%
Tier 1 Capital to Risk Weighted Assets	124,988	14.6%	34,300	≥	4.0%	51,500	≥	6.0%
Tier 1 Capital to Average Assets	124,988	11.8%	31,800	≥	3.0%	53,000	≥	5.0%
DECEMBER 31, 2002:								
Total Capital to Risk Weighted Assets	127,600	19.5%	56,700	≥	8.0%	70,900	≥	10.0%
Tier 1 Capital to Risk Weighted Assets	118,500	18.3%	28,300	≥	4.0%	42,500	≥	6.0%
Tier 1 Capital to Average Assets	118,500	12.1%	29,400	≥	3.0%	49,000	≥	5.0%

The bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2003, the reserve balance amounted to $12,259,000.

NOTE 12 – RESTRICTIONS ON DIVIDENDS

Federal and state banking regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank. Accordingly, $115,506,000 of the Company's equity in the net assets of the Bank was restricted at December 31, 2003.

At December 31, 2003, the Bank's retained earnings available for the payment of dividends was $10,734,000.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

CREDIT-RELATED FINANCIAL INSTRUMENTS – The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at December 31, 2003 and 2002 is as follows (000s omitted):

	December 31, 2003	December 31, 2002
Commercial and stand-by letters of credit	$ 5,397	$ 12,250
Unused lines of credit	93,787	55,364
Commitments to originate loans or to refinance existing loans:		
Mortgage	53,236	77,000
Consumer	5,945	4,300
Commercial	59,056	28,200
Total commitments to extend credit	$217,421	$177,114

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily used to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year.

To reduce credit risk related to the use of credit-related financial instruments, the Company generally holds collateral supporting those commitments if deemed necessary. The amount and nature of the collateral obtained is based on the Company's credit evaluation of the customer. Collateral held varies, but may include cash, securities, accounts receivable, inventory, property, plant, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Company is permitted to sell or repledge the collateral on short notice, the Company records the collateral in its balance sheet at fair value with a corresponding obligation to return it.

LEASE COMMITMENTS – Future minimum lease payments under the Company's current non-cancelable operating leases are immaterial.

LEGAL CONTINGENCIES – Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

NOTE 14 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of the Company's financial instruments are presented below. Certain items, the most significant being premises, equipment, pension and deferred compensation arrangements, and the deposit base and other customer relationship intangibles do not meet the definition of a financial instrument and are excluded from this disclosure. Accordingly, this fair value information is not intended to, and does not, represent Citizens First Bancorp, Inc. and subsidiary's underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimates inherently involve the use of judgment about a wide variety of factors, including, but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

The carrying values and estimated fair values of financial instruments were as follows (000s omitted):

	December 31, 2003		December 31, 2002	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 33,647	$ 33,647	$ 40,356	$ 40,356
Securities available for sale	79,672	79,672	100,382	100,382
Federal Home Loan Bank stock	9,416	9,416	9,180	9,180
Loans held for sale	1,984	1,984	1,557	1,557
Loans	929,201	931,061	819,136	835,260
Accrued interest receivable	4,103	4,103	4,766	4,766
Financial liabilities:				
Deposits	748,531	758,174	671,830	675,216
FHLB advances	172,534	178,120	173,003	177,992
Accrued interest payable	467	467	668	668

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS – Due to their short-term nature, the carrying value of cash and short-term instruments approximate fair values.

SECURITIES AND FEDERAL HOME LOAN BANK STOCK – Fair values for securities available for sale are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

LOANS HELD FOR SALE – Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

LOANS – For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values, as adjusted by estimated credit losses. Fair values for other mortgage, commercial, and consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

DEPOSITS – Fair values for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are equal to the amount payable on demand at the reporting date (i.e., their carrying values). The carrying values of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB ADVANCES – Fair values of FHLB advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

ACCRUED INTEREST – The carrying values of accrued interest approximate fair values.

OFF-BALANCE-SHEET INSTRUMENTS – Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of loan commitments and standby letters of credit, valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles, is not considered material.

The fair value of off-balance-sheet financial instruments used for risk management purposes, which consists solely of forward contracts extending from 45-90 days to sell mortgage loans, is not material.

NOTE 15 – STOCK REPURCHASE PROGRAM

On September 24, 2001, the Board of Directors of Citizens First Bancorp, Inc. adopted the Company's Stock Repurchase Program. The program allowed management to repurchase 476,388 shares of the Company's common stock, of which all of the shares were repurchased as of March 31, 2002. On March 28, 2002, the Board of Directors adopted an additional repurchase program. The program allowed management to repurchase an additional 476,338 shares of the Company's common stock, of which all of the shares have been repurchased as of December 31, 2002. On September 26, 2002, the Board of Directors adopted a new repurchase program. The program allows management to repurchase up to an additional 428,701 shares of the Company's common stock, of which 54,500 and 70,400 shares were repurchased during the year ended December 31, 2003 and the nine months ended December 31, 2002, respectively. In addition to the Company's Stock Repurchase Program, the Company purchased additional shares in connection with rabbi trusts established to fund certain employee benefit plans. Shares repurchased for the rabbi trusts totaled 198,658, 183,461 and 95,456 as of December 31, 2003 and 2002 and March 31, 2002, respectively. The total shares repurchased have a weighted average cost of $18.06 per share.

The repurchased shares are reserved for reissuance in connection with future employee benefit plans and other general corporate purposes.

NOTE 16 – STOCK COMPENSATION PLANS

RESTRICTED STOCK AWARDS – On December 16, 2002, the Company granted 69,367 restricted stock awards to employees under the Company's stock-based incentive plan. During 2003, 2,200 shares were forfeited and 1,150 shares granted. All awards cliff vest after five years from the date of the award. Compensation expense for the awards was approximately $251,000 and $22,000 for the year ended December 31, 2003 and the nine months ended December 31, 2002, respectively. The fair value of restricted stock at the date of the grant was $1,378,367.

Restricted stock awarded is subject to restrictions on sale, transfer, or assignment for the duration of the employee's life. Holders of restricted stock generally may forfeit ownership of all or a portion of their award if employment is terminated before the end of the vesting period.

STOCK OPTIONS – Under the Company's stock-based incentive plan, the Company may grant options to its directors, officers, and employees for up to 1,429,014 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the Plan. The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. On May 9, 2002, the Company granted 23,100 stock options with an exercise price of $19.85 per share. The options are fully vested at the grant date and are exercisable over a 10-year period. On March 11, 2003, the Company granted 147,700 stock options with an exercise price of $18.81 per share. The options vest twenty percent per year for five years and are exercisable over a 10-year period. At December 31, 2003, 1,258,214 shares were available for future granting of options.

A summary of the status and activity in the Company's stock option plan is presented below:

	Year Ended December 31, 2003		Nine Months Ended December 31, 2002	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	23,100	$19.85	—	$ —
Granted	147,700	18.81	23,100	19.85
Outstanding at end of period	170,800	$18.95	23,100	$19.85
Options exercisable at year end	23,100		23,100	
Weighted-average fair value of options granted during the period	$5.29		$5.46	

Information pertaining to options outstanding at December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$19.00 - $20.00	23,100	8.4 years	$19.85	23,100	$19.85
$18.00 - $19.00	147,700	9.3 years	$18.81	—	—
Outstanding at end of year	170,800		$18.95	23,100	$19.85

NOTE 17 – PARENT-ONLY FINANCIAL STATEMENTS

The following represents the condensed financial statements of Citizens First Bancorp, Inc. ("Parent") only, which should be read in conjunction with the Company's consolidated financial statements.

The condensed balance sheets is as follows (000s omitted):

	December 31, 2003	December 31, 2002
ASSETS		
Cash at subsidiary bank	$ 8,852	$ 3,432
Securities available for sale	9,419	13,517
Commercial real estate loans	6,963	4,675
Land	3,332	3,100
Investment in subsidiary	126,240	119,561
Deferred taxes and other assets	3,625	3,870
Total assets	$158,322	$148,155
LIABILITIES	—	—
STOCKHOLDERS' EQUITY	$158,322	$148,155

The condensed statements of operations is as follows (000s omitted):

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
Income:			
Dividend from subsidiaries	$ 5,450	$8,270	$ —
Operating income	798	358	1,186
Total income	6,248	8,628	1,186
Operating expense	(861)	(446)	(645)
Income – Before income taxes and equity in undistributed net income of subsidiary	5,387	8,182	541
Income tax (expense) benefit	139	30	(187)
Income – Before equity in undistributed net income of subsidiary	5,526	8,212	354
Equity in undistributed net income of subsidiary	6,795	972	10,194
Net income	$12,321	$9,184	$10,548

The condensed statements of cash flows is as follows (000s omitted):

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$12,321	$ 9,184
Adjustments to reconcile net income to net cash from operating activities:		
(Gain) loss on sale of investment	80	(108)
Amortization	3	2
Equity in undistributed net income of subsidiary	(6,795)	(972)
Change in deferred compensation obligation	464	436
Net change in other assets	1,253	4,268
Net cash provided by operating activities	7,326	12,810
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale or maturity of investments	4,631	6,964
Investment in mortgage company subsidiary	—	(4,272)
Net increase in loans	(2,288)	(4,675)
Purchase of land	(123)	(3,100)
Net cash provided by (used in) investing activities	2,220	(5,083)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of treasury stock	(1,445)	(11,726)
Payment of dividends	(2,681)	(1,924)
Net cash used in financing activities	(4,126)	(13,650)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,420	(5,923)
CASH AND CASH EQUIVALENTS – Beginning of period	3,432	9,355
CASH AND CASH EQUIVALENTS – End of period	$ 8,852	$ 3,432

NOTE 18 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company's quarterly results for the years ended December 31, 2003 and 2002 (000s omitted, except share data):

	Three-months Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Interest income	$15,497	$14,918	$15,032	$14,968
Interest expense	6,201	5,795	5,762	5,549
Net interest income	9,296	9,123	9,270	9,419
Provision for loan losses	360	360	360	360
Other income	2,953	2,937	2,875	1,542
Other expenses	6,797	6,907	7,081	6,614
Income before income taxes	5,092	4,793	4,704	3,987
Federal income taxes	1,891	1,517	1,718	1,129
Net income	$ 3,201	$ 3,276	$ 2,986	$ 2,858
Basic earnings per share	$ 0.40	$ 0.42	$ 0.38	$ 0.38
Diluted earnings per share	$ 0.40	$ 0.42	$ 0.38	$ 0.37

	Three-months Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Interest income	$15,694	$15,484	$16,281	$15,189
Interest expense	6,740	6,714	6,707	6,708
Net interest income	8,954	8,770	9,574	8,481
Provision for loan losses	249	274	289	329
Other income	1,235	1,544	1,305	2,914
Other expenses	5,903	5,665	5,963	6,042
Income before income taxes	4,037	4,375	4,627	5,024
Federal income taxes	1,362	1,544	1,610	1,688
Net income	$ 2,675	$ 2,831	$ 3,017	$ 3,336
Basic and diluted earnings per share	$ 0.32	$ 0.34	$ 0.38	$ 0.42

NOTE 19 – TRANSITION PERIOD COMPARATIVE DATA

The following table presents certain financial information for the nine months ended December 31, 2002 and 2001, respectively (000s omitted, except share data):

	Nine Months Ended December 31, 2002	(Unaudited) Nine Months Ended December 31, 2001
Total interest income	$ 46,954	$ 50,653
Net interest income after provision for loan losses	25,933	25,955
Net noninterest expense	11,907	14,026
Federal income tax expense	4,842	4,056
Net income	$ 9,184	$ 7,873
Basic earnings per common share	$ 1.14	$ 0.91
Diluted earnings per common share	$ 1.14	$ 0.91
Cash flows from operating activities:		
Net income	$ 9,184	$ 7,873
Adjustments provided by operating activities	1,802	2,087
Net cash flows provided by operating activities	10,986	9,960
Net cash flows used in investing activities	(74,310)	(88,473)
Net cash flows provided by financing activities	45,754	57,320
Net decrease in cash and cash equivalents	(17,570)	(21,193)
Cash and cash equivalents – Beginning of period	57,926	53,618
Cash and cash equivalents – End of period	$ 40,356	$ 32,425
Supplemental disclosure of cash flow information – Cash paid for		
Interest	$ 20,355	$ 24,909
Federal income taxes	4,450	3,620

NOTE 20 – SUBSEQUENT EVENTS

On January 9, 2004, Citizens First Bancorp, Inc. acquired all of the capital stock of Metro Bancorp, Inc. (Metro) and its wholly-owned subsidiary, Metrobank, a Michigan savings bank located in Farmington Hills, Michigan. Under the terms of the agreement, former shareholders of Metro received $711.73 for each outstanding share of Metro common stock on the effective date of the acquisition. Total consideration paid in the acquisition consisted of $30,000,000, and total assets acquired approximated $147,000,000. The Company is currently in process of determining the allocation of the total cost of the acquisition to the assets acquired and the liabilities assumed.

To support future growth, the Company obtained a line-of-credit from an unrelated bank in the amount of $50,000,000 on January 9, 2004, of which $10,000,000 was drawn upon. The effective rate on the line-of-credit is based on the three month LIBOR rate plus 1.40 percent. The line is collateralized by the common stock of the Bank, expires on January 9, 2005, and is due on demand.

corporate information

Boards of Directors

Marshall J. Campbell
Chairman, President and Chief Executive Officer
Citizens First Bancorp, Inc.

Chairman, President and Chief Executive Officer
Citizens First Savings Bank

COMMITTEES:
- Proxy
- Asset & Liability

Ronald W. Cooley
Director
Citizens First Bancorp, Inc.

President
Cooley Enterprises

COMMITTEES:
- Audit
- Proxy
- Compensation
- Nominating
- Asset & Liability

Dr. Walid Demashkieh, MD, FACS
Director
Citizens First Bancorp, Inc.

Board Certified General Surgeon
Huron Surgical Clinic, PC

COMMITTEES:
- Audit
- Proxy
- Compensation
- Asset & Liability

Thomas E. Kaczperski
Director
Citizens First Savings Bank

President
Omega Plastics, Inc.



Christopher A. Kellerman
Director
Citizens First Bancorp, Inc.

Director
Citizens First Savings Bank

President
Star Holdings, Inc.

COMMITTEES:
- Audit
- Proxy
- Compensation
- Nominating
- Asset & Liability

Timothy D. Regan
Secretary and Treasurer
Citizens First Bancorp, Inc.

COMMITTEES:
- Proxy
- Asset & Liability

Janice U. Whipple
Director
Citizens First Savings Bank

National President
Women's Life Insurance Society

Dr. Daniel J. Wilhelm, MD
Director
Citizens First Savings Bank

Board Certified Pediatrics Physician
Children's Health Care of Port Huron – a division of Physician Healthcare Network, PC



SENIOR OFFICERS



J. Stephen Armstrong
Senior Vice President and Chief Lending Officer
Citizens First Savings Bank



Nancy Brown
Vice President, Operations Group and Technology
Citizens First Savings Bank



Randy J. Cutler
Senior Vice President, Retail Banking and Branch Operations
Citizens First Savings Bank



B. Scott Nill
Vice President, Human Resources and Planning
Citizens First Savings Bank



William G. Oldford, Jr.
Vice President and Senior Trust Officer
Citizens First Savings Bank



Timothy D. Regan
Senior Vice President and Chief Financial Officer
Citizens First Savings Bank

Locations

HURON COUNTY

Bad Axe*
123 N. Port Crescent – 48413
(989) 269-9958

Harbor Beach*
204 S. Huron – 48441
(989) 479-3271

LAPEER COUNTY

Imlay City*
380 N. Cedar St. – 48444
(810) 724-0518

Lapeer*
807 S. Main St. – 48446
(810) 667-9433

Lapeer Loan Center
624 W. Nepessing St.
Suite 105 – 48446
(810) 245-4509

MACOMB COUNTY

New Baltimore Loan Center
35519 23 Mile Road – 48047
(586) 716-3087

SANILAC COUNTY

Croswell*
37 N. Howard – 48422
(810) 679-4340

Lexington*
5536 Main St. – 48450
(810) 359-7947

Sandusky
48 S. Elk St. – 48471
(810) 648-3322

ST. CLAIR COUNTY

Algonac*
301 Summer St. – 48001
(810) 794-4958

Fort Gratiot*
4778 24th Ave. – 48059
(810) 385-2672

Marine City*
210 S. Parker – 48039
(810) 765-3501

Marysville*
2015 Gratiot Blvd. – 48040
(810) 364-5757

Port Huron (Main Office)*
525 Water St. – 48060
(810) 987-8300

Port Huron (Hancock)*
1527 Hancock – 48060
(810) 985-5181

Port Huron Township*
3136 Lapeer Road – 48060
(810) 984-1578

St. Clair*
270 Clinton Ave. – 48079
(810) 329-4705

Wadhams*
2855 Wadhams Rd. – 48074
(810) 982-8505

**ATM located on premises*

ATM-ONLY LOCATIONS

Almont (Lapeer County)
208 S. Main
Speedy-Q

New Baltimore (Macomb County)
37750 26 Mile Road
Speedy-Q

Sandusky (Sanilac County)
131 W. Sanilac

St. Clair (St. Clair County)
2293 Fred W. Moore Hwy.
Speedy-Q

Shareholder Information

Financial performance is a defining characteristic of Citizens First. Achieving consistent long-term growth is our goal and we are making the investments in people and technology that will help us cultivate supremely satisfied shareholders.

APPROXIMATE OWNERSHIP DISTRIBUTION OF REGISTERED HOLDERS *as of March 7, 2004*

Type of Owner	Owners	Shares
Individuals	281	294,666.9
Joint Accounts	582	186,805.4
Trust Accounts	67	64,743.4
Corporation Accounts	92	1,028,249.7
Custodian Accounts	46	3,469.3
IRA Accounts	6	38,871.0
Brokers/Securities Dealers	1	7,909,955.0
Total	**1,075**	**9,526,761**

Ownership by State	Owners	Shares
California	1	50.0
Connecticut	2	1,291.6
Florida	9	33,454.8
Georgia	4	190.0
Illinois	6	26,766.0
Indiana	2	1,025.0
Maryland	1	25,000.0
Michigan	1,013	1,401,232.5
Missouri	3	22,847.0
Nebraska	1	2,000.0
New Jersey	4	25,664.4
New York	5	7,919,870.0
North Carolina	2	6,850.0
Ohio	5	26,853.4
Pennsylvania	1	40.9
Rhode Island	1	180.0
Tennessee	2	1,050.0
Texas	5	3,100.0
Virginia	2	201.0
West Virginia	1	1,024.0
Wisconsin	5	28,069.8
Total	**1,075**	**9,526,761**

CORPORATE GOVERNANCE PRINCIPLES

The Directors, management and employees of Citizens Bancorp, Inc. are committed to achieving our corporate objectives as a savings and loan holding company for the benefit of our stockholders, customers, communities and employees. We are proud of the trust we have earned over more than 65 years in business, and believe that sound corporate governance principles and ethical business practices are essential to operating efficiently and maintaining our integrity in the marketplace.

A more complete statement of Citizens Bancorp's Corporate Governance Principles and Board Matters is included in the Proxy Statement sent to stockholders in connection with the 2004 annual meeting of stockholders and is posted, along with our Code of Business Conduct, on our website, **www.cfsbank.com**.

ANNUAL MEETING OF SHAREHOLDERS

The 2003 Annual Meeting of Citizens First Bancorp, Inc., Shareholders will be held at 10 a.m., Eastern time, Thursday, May 27, 2004 at the St. Clair County Community College, Citizens First M-TECH Center, 323 Erie Street, Port Huron, Michigan.

CORPORATE ADDRESS

Citizens First Bancorp, Inc.
525 Water Street
Port Huron, MI 48060
Telephone: (810) 987-8300
Website: **www.cfsbank.com**

INDEPENDENT AUDITORS

BDO Seidman, LLP
99 Monroe Avenue, NW Suite 800
Grand Rapids, MI 49503

FORM 10-K

Copies of Form 10-K, Securities and Exchange Commission Annual Report, are available. Requests should be directed to:

Timothy D. Regan, Secretary and Treasurer
Citizens First Bancorp, Inc.
525 Water Street
Port Huron, MI 48060

Citizens First Bancorp, Inc.'s public filings are also available on the Internet at the website maintained by the Securities and Exchange Commission at **www.sec.gov**. In addition, our annual report or transition reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities and Exchange Act of 1934 are made available free of charge through our website as soon as reasonably practicable after we electronically file them with the Securities and Exchange Commission.

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

REGISTRAR OF STOCK

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

CitizensFirst Bancorp, Inc.

Citizens First Bancorp, Inc.
525 Water Street
Port Huron, MI 48060

www.cfsbank.com